As filed pursuant to
Rule 424(b)(3) under the
Securities Act of 1933
Registration No. 333-89286

5,772,103 Shares

SPATIALIZER AUDIO LABORATORIES, INC.
(a Delaware corporation)

     Certain stockholders of Spatializer Audio Laboratories, Inc. are offering for resale 3,672,103 shares of Common Stock, shares which are currently outstanding and 2,100,000 shares of Common Stock reserved for issuance on the exercise of Warrants that have not been exercised. Of these, the 3,492,650 shares are held by Selling Stockholders who are officers or directors and who received the shares as performance shares.

     We will not be entitled to any proceeds from the sale of the shares of Common Stock offered for resale. We will, in the ordinary course of business, receive proceeds from the issuance of shares of Common Stock upon exercise of the Warrants. The Warrants currently are exercisable at $0.67 per share which is above the current market price of our stock. Accordingly, it is not possible at the present time to determine the amount of proceeds to us upon exercise of the Warrants. The proceeds to us on exercise of the Warrants will be determined at the time of exercise by those Selling Stockholders holding such Warrants.

     Our Common Stock is traded on the OTC Bulletin Board under the symbol “SPAZ.” On October 15, 2002, the closing price of the Common Stock on the OTC Bulletin Board was $0.08 U.S.

     Before investing in the Common Stock, you should carefully consider the risks described in the “Risk Factors” section beginning on page 5.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2002.

PROSPECTUS SUMMARY
SPATIALIZER AUDIO LABORATORIES, INC.
RISK FACTORS
USE OF PROCEEDS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
PROPERTIES
LEGAL PROCEEDINGS
MANAGEMENT
INDEMNIFICATION AND PERSONAL LIABILITY OF OFFICERS AND DIRECTORS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the Common Stock being offered and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

SPATIALIZER AUDIO LABORATORIES, INC.

     Spatializer Audio Laboratories, Inc. (“Company” or “we”) is a developer, licensor and marketer of next generation technologies for the consumer electronics, personal computing, enterprise computing and entertainment industries. Our position as a developer of next generation technologies is based on our business relationships with brand leaders, such as Apple, Toshiba and Matsushita. We conduct our audio business through our parent company and our wholly owned subsidiary, Desper Products, Inc. (“DPI”). DPI has developed a full complement of patented and proprietary audio signal processing technologies directed to the consumer electronics and multimedia PC markets: the 3-D processing which widens and deepens the audio listener’s experience and the virtual processes which utilize “psycho-acoustics” to enhance the audio experience. We continue to expand our product offerings to take advantage of the emerging digital audio marketplace specifically for consumer products like Digital Versatile Disc (“DVD”) players, portable mp3 players, digital televisions and digital home, portable and auto entertainment devices. DPI’s virtual audio signal processing technologies are currently incorporated in products offered by global brand leaders including in consumer electronics, by Toshiba, Panasonic, JVC, Hitachi, Samsung, Sanyo, LG Electronics, Zenith and Sharp, in the PC multimedia marketplace by Apple Computer, among others, and on the Internet through our VSP-11 universal sound processor, which is a software product that combines four of the Company’s audio enhancement technologies, and in software plug-ins for the WinAmp and Linux-based XMMS MP3 players, a brand of software player.

Executive Offices

     Our corporate office and research center is located at 900 Lafayette Street, Suite 710, Santa Clara, California 95050, Telephone (408) 296-0600. We also have offices at 920 Hampshire Road, Suite A-34, Westlake Village, California 91361 and maintain a Website at www.spatializer.com. Information available on our Website is not part of this prospectus. We were incorporated in the State of Delaware in February, 1994.

The Offering and Use of Available Proceeds

     The Offering relates to the resale of 3,672,103 shares of Common Stock which are currently outstanding, including 3,492,650 performance shares which are currently outstanding (the “Performance Shares”) and to the resale of 2,100,000 shares of Common Stock reserved for issuance upon exercise of presently outstanding Warrants. Common Stock offered for resale hereunder is to be offered for resale for the account of the Selling Stockholders who already hold Common Stock, Warrants or Options, including certain officers, directors and affiliates. We are not entitled to any of the proceeds of sale of any such securities by the Selling Stockholders, but we will pay the expenses of the filing of the Registration Statement.

     We will, in the ordinary course of business, receive proceeds from the issuance of shares of Common Stock upon exercise of the Warrants. The Warrants are exercisable at $0.67 which is above the current market price of our stock. Accordingly, it is not possible at the present time to determine the proceeds to us upon exercise of the Warrants. The proceeds from the exercise of Warrants, from time to time, will be used to fund general corporate purposes and for strategic acquisitions or alliances.

Sales by Selling Stockholders

     The shares of Common Stock being offered for resale by the Selling Stockholders pursuant to this prospectus may be offered by them in varying amounts and transactions so long as this prospectus is then current under the rules of the SEC and the registration statement has not been withdrawn by us. The offering may be through the facilities of the OTC Bulletin Board or such other exchange or reporting system where the Common Stock may be traded. Brokerage commissions may be paid or discounts allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, as of the date hereof and as of the date of the original issuance, no one has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock. See “Plan of Distribution.”

     In December 1999, we completed the placement of $1.05 million of Common Stock, at no discount from market, the conversion of $1 million of short-term debt to new Series B Redeemable Convertible Preferred Stock and the restatement of $225,000 in existing secured debt to secured long-term debt (the “December Transactions”). The $225,000 debt was repaid, with interest, in June 2001.

     The Selling Stockholders include the investors who participated in the December Transactions and were granted registration rights covering the resale of the Common Stock they acquired, directly or on exercise of the Warrants and our officers and directors and directors of DPI who hold Performance Shares. The release of the Performance Shares from escrow is treated as compensation to some of the holders of the Performance Shares, as of the date of receipt, and those individuals may find it necessary to sell a portion of their Performance Shares to meet their tax obligations.

     The Performance Shares were originally issued in 1992 to the founders, officers, directors and certain consultants or employees of our predecessor entity which was organized under the laws of British Columbia, Canada. Performance shares are issued, under Canadian provincial rules, at nominal or par value consideration, as consideration for technology transfers as an incentive to encourage key personnel to have the entity achieve its business objectives. Under the applicable rules, the Performance Shares are held in escrow and treated as outstanding and the holders can vote their shares, transfer the shares in limited circumstances, subject to the escrow arrangement and generally forfeit the shares if they are no longer affiliated with the issuing entity, unless the Board of Directors decides otherwise. The holders, however, can not sell their Performance Shares while they remain in escrow. Under a 1996 agreement between the Company and Canadian authorities, which was approved by the Company’s stockholders, the provisions covering the Performance Shares were modified so that the Performance Shares became subject to a time based release schedule, which continued until June 2002 when the last release occurred. As noted above, holders who received the Performance Shares as incentives and not for technology transfers generally recognize compensation on lapse of all escrow conditions and receipt of the particular Performance Shares, after release from escrow.

Trading Information

(OTC Bulletin Board) Trading Symbol — SPAZ

Outstanding Securities at
October 15, 2002

	Shares Of
	Common Stock
	Outstanding

Shares outstanding	47,406,939
Reserved for Issuance — Options	2,510,000	(1)
Reserved for Issuance — Warrants	2,100,000	(1)
Total Shares of Common Stock Outstanding Assuming Exercise of Warrants and Options	52,016,939	(2)
Shares Offered by Selling Stockholders (including 2,100,000 shares reserved for issuance on exercise of Warrants)	5,772,103

(1)	Includes all employee and similar Options and Warrants issued in prior financings and including the unexercised portion of the 2,100,000 Warrants.

(2)	Number excludes 87,967 shares of Series B Convertible Preferred Stock issuance and outstanding at June 30, 2002.

     This prospectus includes references to MultiDisc™, Spatializer® and other trademarks, tradenames, and product names of Spatializer and of other entities, some of which may not be designated as such.

SUMMARY CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

	FISCAL YEAR ENDED

	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	1997	1998	1999	2000	2001

Consolidated Statement Of Operations Data:
Revenues	$2,781	$1,680	$1,660	$2,202	$1,604
Cost Of Revenues	(230)	(134)	(49)	(248)	(97)

Gross Profit	2,551	1,546	1,611	1,954	1,507
Total Operating Expenses	(7,238)	(3,490)	(1,156)	(1,596)	(1,823)
Other Income (Expense), Net	27	(108)	(94)	34	73
Loss from Discontinued Operations		(3702)
Income taxes	(60)	(38)	(6)	(10)	(3)

Net Income (Loss)	$(4,720)	$(5,792)	$355	$382	$(240)

Basic Income (Loss) Per Share	$(0.23)	$(0.29)	$0.01	$0.01	$(0.01)

Diluted Income (Loss) Per Share	$(0.23)	$(0.29)	$0.01	$0.01	$(0.01)

Weighted Average Common Shares	20,604,095	22,180,180	33,805,512	46,736,224	47,247,455

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$577	$264	$1,022	$1,468	$869
Working Capital (Deficit)	83	(1,975)	395	1,195	1,104
Total Assets	3,165	893	2,118	2,457	1,753
Advances From Related Parties	113	857	337	337	113
Total Stockholders’ Equity (Deficit)	$1,525	$(1,553)	$768	$1,651	$1,411

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six Months Ended

	June 30,	June 30,
	2001	2002

Consolidated Statement Of Operations Data:
Revenues	$912	$911
Cost Of Revenues	(69)	(68)

Gross Profit	843	843
Total Operating Expenses	(948)	(817)
Other Income (Expense), Net	13	1
Loss from Discontinued Operations
Income taxes	(0)	(3)

Net Income (Loss)	(92)	24

Basic Income (Loss) Per Share	$0.00	$0.00

Diluted Income (Loss) Per Share	$0.00	$0.00

Weighted Average Common Shares	47,326,691	47,406,939

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$945	$967
Working Capital (Deficit)	1,148	1,106
Total Assets	1,976	1,805
Advances From Related Parties	113	113
Total Stockholders’ Equity (Deficit)	$1,560	$1,436

RISK FACTORS

     Investment in our securities is speculative. Please consider carefully the following factors, in addition to the other information contained in or incorporated by reference into this prospectus, before making a decision to purchase our securities. If one or more of these risks actually materialize, our business and the trading price of our Common Stock would likely suffer and you could lose all or part of the money you invested in our Common Stock.

Because The Market In Which We Operate Is Highly Competitive, We Face Significant Pricing Pressure and Competition.

     We are seeking commercial acceptance of our products in highly competitive markets. Certain of our competitors appear to be pursuing a business plan that disregards commercially reasonable pricing to achieve a larger market penetration even if the penetration will not provide for viable margins or returns. The Company has responded by offering additional products targeted to each price and quality segment of the market and continues to aggressively pursue new opportunities in emerging product categories and complements to our existing core business. In addition, our products have been positioned as a means for manufacturers to save money while delivering an enhanced audio experience. Nevertheless, these market conditions and competitive forces make it more challenging for the Company, and its rational commercial competitors, to enhance their operating results. There is no assurance that our present or contemplated future products will achieve or maintain sufficient commercial acceptance, or if they do, that functionally equivalent products will not be developed by current or future competitors who had access to significantly greater resources or which are willing to “give away” their products.

Because The Technology Environment In Which We Operate Is Rapidly Changing, We May Not Be Successful In Establishing And Maintaining The Technological Superiority Of Our Products Over Those Of Our Competitors.

     We operate in a technology environment which is competitive and rapidly changing. While our software applications deliver what we, and most manufacturers who listen to it, believe is a significantly superior audio experience, the competitive market forces that pressure manufacturers to reduce their costs may create some resistance to new technology adoption or use. Our future success is dependent on establishing and maintaining the technological superiority of our products over those of competitors, our ability to successfully identify and bring other compatible technologies and products to market and a recognition by the market of product value. We compete with a number of entities that produce various stereo audio enhancement processes, technologies and products in both traditional two-speaker environments such as consumer electronics and multimedia computing, and in multi-channel, multi-speaker applications such as Home Theater. In the field of 3-D or Virtual Audio, our principal competitors are SRS Labs, Inc., QSound Labs, Inc. and Sensaura, some of which have considerably greater capitalization and resources than we do. In the future, our products and technologies may also compete with audio technologies and products developed by other companies, including entities that have business relationships with us. There can be no assurance that we will be able to favorably compete in this market in the future.

If Product Development Is Delayed, We Will Experience Delays In Revenues And Competitive Products May Reach The Market Before Our Products.

     We can’t predict the timing or the amount, if any, of revenues which we will receive from current or future product sales and licensing activities. Since our inception, we have experienced delays in bringing our products to market and commercial application as a result of delays inherent in technology development, financial resource limits and industry responses and maturity. These delays have resulted in delays in the timing of revenues and product introduction. In the future, new delays in product development or technology introduction on behalf of us, our original equipment manufacturers of consumer electronics and multimedia computer products (“OEMs”), integrated circuit (“IC”) foundries or our software producers and marketers could result in further delays in revenues and could allow competitors to reach the market with products before us. In view of the emerging nature of the technology involved, and the rapidly changing character of the entire media, internet and computer markets, our expansion into other technology areas and the uncertainties concerning the ability of our products to achieve meaningful commercial acceptance, there can be no assurance of when or if we will achieve or sustain profitability.

Our Success Depends In Part Upon Sales To OEMs And Other Limited Accounts Whose Unpredictable Demands And Requirements May Subject Us To Potential Adverse Revenue Fluctuations.

     We expect that we will continue to be dependent upon a limited number of OEMs for a significant portion of our net sales in future periods, although no OEM is presently obligated either to purchase a specified amount of products or to provide us with binding forecasts of product purchases for any period. Essentially all of our revenues in 2001 were represented by five accounts, four of which were OEMs. Those four OEM accounts represent 40%, 23%, 15% and 14%, respectively, of our 2001 revenues and Apple Computer Inc. and Toshiba Corporation represent 40% and 23%, respectively. The fifth account comprised 7% of our 2001 revenues. The loss, or signing of a similarly sized account or accounts would have a material short term impact on our operations and there is no assurance that we will not lose all or some of the revenues from one or more of these accounts. While we are working to broaden the sources of our royalty streams, there can be no assurance that we will be successful in retaining or attracting such key accounts and broadening such revenue stream sources.

     Our products are typically one of many related products used by consumer electronic users. Demand for our products is therefore subject to many risks beyond our control, including, among others:

•	competition faced by our OEM customers in their particular end markets;

•	the technical, sales and marketing and management capabilities of our OEM customers;

•	the pressure faced by our OEM customers to reduce cost

     There can be no assurance that we will not lose sales in the future as a result of the pressure to reduce costs faced by our customers. The reduction of orders from our significant OEM customers, or the discontinuance of our products by our end users may subject us to potential adverse revenue fluctuations.

If We Can’t Obtain And Enforce Intellectual Property Protection For Our Technologies, Our Business Will Not Be Successful.

     Our continued success will depend significantly on our ability to obtain and enforce intellectual property protection for our technologies in the United States and in other jurisdictions. DPI holds certain patents in the field of audio signal processing and has a number of additional patent applications on file with the U.S. Patent and Trademark Office. There can be no assurance that any U.S. patent will be granted on pending applications, or that such patents will provide the breadth of coverage intended. In addition, there is no assurance that any of the rights obtained from our patents will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are equivalent or superior to our technology.

     While we have attempted to protect our technology and general intellectual property rights, there is no assurance that our efforts will effectively protect against piracy or theft. Monitoring and identifying unauthorized use of such technology may prove difficult, and the cost of litigation may impact our ability to adequately guard against such piracy and infringement. While we believe the steps we have taken to guard against such abuses are reasonable, there is no assurance we will be successful in this effort.

Fluctuating Operating Results.

     We experienced a small loss from operations in 2001 but were profitable in 1999 and 2000. Further, although we were profitable in the last quarter of 2001 and the first quarter of 2002, there can be no assurance that we will be able to sustain an overall positive profit position either in 2002, or in future periods, due to fluctuations in operating expenses and revenues.

If We Are Unable To Attract And Retain Our Key Personnel, We May Not Be Able To Successfully Operate Our Business.

     Our future success primarily depends on the abilities and efforts of a small number of individuals, with particular management obligations. Loss of the services of any of these persons could adversely affect our business prospects. During 2001, we were able to recruit, retain and establish a working team consisting of six persons who together gave us the software and engineering skills which are critical in our ability to meet our current needs and to allow for future growth. There is no assurance that we will be able to retain this group or successfully recruit other personnel, as needed. We compete with other enterprises with stronger financial resources and larger staffs that may offer employment opportunities to our staff which are more desirable than those which we are able to offer. Failure to maintain skilled personnel with the software and engineering skills critical to our business could have an adverse impact upon our business, the results of our operations and our prospects. Currently, we have an employment agreement with Henry R. Mandell with a term expiring in November 2003.

If We Are Required To Pay A Settlement Or Judgment In The MDT Litigation, It Could Have An Adverse Affect On Our Financial Position.

     In connection with the discontinuance of the MDT operations, the employment contracts of two of its senior officers, and founders were terminated, in part because the individuals had not achieved the results anticipated. They initiated proceedings before the Labor Commission seeking approximately $400,000 each allegedly due under their agreements. While this action has been postponed by the Labor Commissioner and separate proceedings and claims have been stayed because the individuals filed for personal bankruptcy, if all of these actions were revived and the Company was held responsible, a settlement would have a significant effect on the cash position of the Company although, the Company would expect to seek mitigation and offset based on the assets and other intellectual property which has been improperly retained by the individuals. See “Legal Proceedings.”

Because There Is A Limited Trading Market In Our Stock, You May Not Be Able To Sell The Common Stock, Or May Only Be Able To Sell It For Less Than The Offering Price.

     Our Common Stock trades on the OTC Bulletin Board under the symbol “SPAZ.” There is no assurance that our current trading will be sustained or expanded as to correspond with your desire for a ready market for our shares.

If We Issue Preferred Stock, Your Rights May Be Adversely Affected.

     We are authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series, the terms of which are to be determined by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a class on particular matters), preferences as to dividends and liquidation, the conversion feature and dilution impact and redemption rights and sinking fund provisions. Since the Board of Directors has the authority to determine, from time to time, the terms of the Preferred Stock to be issued in the future, there is no limit on the amount of Common Stock (or the related dilution impact) that could be issuable under the terms of future series of Preferred Stock authorized by the Board of Directors. Of the 1,000,000 shares of Preferred Stock, 87,967 shares of Series B 10% Redeemable Convertible Preferred Stock (“Series B Preferred Stock”) currently are issued and outstanding and the issuance of additional shares of Series B Preferred Stock or any other preferred stock could affect the rights of the holders of Common Stock and the value of the Common Stock, could result, upon conversion, in a change of control and could also make it more difficult for the holders of the Common Stock to control voting with respect to significant corporate transactions. See “Description of Capital Stock.” In the December Transactions, $895,000 in short-term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted common stock at a 10% discount, based on the 10-day average closing bid price prior to the conversion, but subject to a minimum conversion of $0.56 per share and a maximum of $1.12 per share. The Company has a three-year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash. As of the date hereof, 15,000 shares have been converted into 313,968 shares of Common Stock. The Company currently does not intend to use its current cash resources to redeem Series B Preferred Stock not converted by the holders.

Sales Of Shares Following This Offering Could Adversely Affect The Market Price Of Our Common Stock.

     Virtually all of our currently outstanding Common Stock, including the Common Stock held by our affiliates, will be tradeable currently or in the near future, either under this prospectus or pursuant to Rule 144. Of the issued and outstanding shares of Common Stock, officers, directors hold 7,997,729 (16.9%) of the currently outstanding shares of Common Stock, all of which are available for resale under this Registration Statement or otherwise.

We Do Not Intend To Pay Dividends.

     We have not paid any cash dividends on our Common Stock and have no present intention of paying any dividends. Our current policy is to retain earnings, if any, for use in operations and in the development of our business. Our future dividend policy will be determined from time to time by the Board of Directors.

     However, holders of our Series B Preferred Stock are entitled to a 10% per annum cumulative dividend, payable only out of assets legally available for such payments. Holders of our Series B Preferred Stock are entitled to dividends prior to any holders of our Common Stock or any subsequent series of preferred stock which we may issue.

Since Our Securities Are Subject To The Penny Stock Rules, You May Find It More Difficult To Sell Our Common Stock.

     Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our securities are presently subject to the penny stock rules, and, as a result, investors may find it more difficult to sell their securities.

USE OF PROCEEDS

     Securities offered for resale hereunder are to be offered for the account of the Selling Stockholders. We are not entitled to any of the proceeds from the sale of any such securities, but we will pay the expenses of the filing of the Registration Statement. We will receive the proceeds, in the ordinary course, from any exercise of outstanding Warrants and will apply those proceeds to general corporate purposes. The Warrants currently have exercise prices above the current market price of our Common Stock. Accordingly, it is not possible at the present time to determine the proceeds to us upon exercise of the warrants. The proceeds to us on exercise of the Warrants will be determined at the time of exercise by the Selling Stockholders.

Our Common Stock And Related Stockholder Matters

     Our Common Stock was listed and commenced trading on the NASDAQ SmallCap market on August 21, 1995 under the symbol “SPAZ”. In January 1999, the Common Stock was delisted by the NASDAQ SmallCap Market due to our inability to maintain listing requirements. Our Common Stock immediately commenced trading on the OTC Bulletin Board under the same symbol. The following table sets forth the high and low sales price of our Common Stock on its principal market for fiscal years 2000 and 2001 and the first quarter of 2002:

Period:	High (U.S. $)	Low (U.S. $)

2000
First Quarter	$2.56	$0.94
Second Quarter	$1.56	$0.44
Third Quarter	$1.06	$0.50
Fourth Quarter	$0.69	$0.19
2001
First Quarter	$0.56	$0.25
Second Quarter	$0.38	$0.23
Third Quarter	$0.31	$0.15
Fourth Quarter	$0.21	$0.11
2002
First Quarter	$0.21	$0.12
Second Quarter	$0.13	$0.09
Third Quarter (through October 25, 2002)	$0.09	$0.08

     On October 15, 2002, the closing price reported by the OTC was U.S. $0.08. Stockholders are urged to obtain current market prices for our Common Stock. Beginning April 1, 1997, Computershare Investor Services, through its purchase of the transfer agent business in 2000 of Harris Trust Company of California has been our transfer agent.

     To our knowledge there were approximately 181 holders of record of the stock of the Company as of October 15, 2002. However, our transfer agent has indicated that beneficial ownership is in excess of 6,000 stockholders.

Dividends.

     We have not paid any cash dividends on our Common Stock, and we have no present intention of paying any dividends. Our current policy is to retain earnings, if any, for use in operations and in the development of our business. Our future dividend policy will be determined from time to time by the Board of Directors.

     However, holders of our Series B Preferred Stock are entitled to a 10% per annum cumulative dividend, payable only out of assets legally available for such payments. Holders of our Series B Preferred Stock are entitled to dividends prior to any holders of our Common Stock or any subsequent series of preferred stock which we may issue.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements.

CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2002 (assuming none of the currently outstanding Options or Warrants are exercised).

Debt
Notes Payable	$0
Notes Payable to Related Parties	112,500

Stockholders’ Equity
Preferred shares, $.01 par value, 1,000,000 shares authorized, 89,967 and 102,967 shares of Series B Preferred Stock issued and outstanding at June 30, 2002	$880
Common Stock, $.01 par value, 65,000,000 shares authorized; 47,406,939 shares issued and outstanding at June 30, 2002	474,070
Additional Paid-In Capital	46,402,852
Accumulated Deficit	(45,441,907)

Total Stockholders’ Equity	1,435,895

Total Capitalization	$1,435,895

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related Notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, below. The selected data presented below under the headings “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” as of and for the year ended December 31, 1997 is derived from the consolidated financial statements of Spatializer Audio Laboratories, Inc. and subsidiaries. The selected financial data for the years ended December 31, 2001, 2000, 1999 and 1998 is derived from the Company’s consolidated financial statements which have been audited by Farber & Hass LLP, independent certified public accountants.

	FISCAL YEAR ENDED (In thousands, except per share data)
	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	1997	1998	1999	2000	2001

Consolidated Statement Of Operations Data:
Revenues	$2,781	$1,680	$1,660	$2,202	$1,604
Cost Of Revenues	(230)	(134)	(49)	(248)	(97)
Gross Profit	2,551	1,546	1,611	1,954	1,507
Total Operating Expenses	(7,238)	(3,490)	(1,156)	(1,596)	(1,823)
Other Income (Expense), Net	27	(108)	(94)	34	73
Loss from Discontinued Operations		(3,702)
Income taxes	(60)	(38)	(6)	(10)	(3)
Net Income (Loss)	$(4,720)	$(5,792)	$355	$382	$(240)
Basic Income (Loss) Per Share	$(0.23)	$(0.29)	$0.01	$0.01	$0.01
Diluted Income (Loss) Per Share	$(0.23)	$(0.29)	$0.01	$0.01	$0.01
Weighted Average Common Shares	20,604,095	22,180,180	33,805,512	46,736,224	47,247,455
Consolidated Balance Sheet Data
Cash and Cash Equivalents	$577	$264	$1,022	$1,468	$869
Working Capital (Deficit)	83	(1,975)	395	1,195	1,104
Total Assets	3,165	893	2,118	2,457	1,753
Advances From Related Parties	113	857	337	337	113
Total Stockholders’ Equity (Deficit)	$1,525	$(1,553)	$768	$1,651	$1,411

[Additional columns below]

[Continued from above table, first column(s) repeated]

	FISCAL YEAR ENDED (In thousands, except per share data)
	SIX MONTHS	SIX MONTHS
	ENDED	ENDED
	JUNE 30,	JUNE 30,
	2001	2002

Consolidated Statement Of Operations Data:
Revenues	$912	$911
Cost Of Revenues	(69)	(68)
Gross Profit	843	843
Total Operating Expenses	(948)	(817)
Other Income (Expense), Net	13	1
Loss from Discontinued Operations
Income taxes	(0)	(3)
Net Income (Loss)	$(92)	$24
Basic Income (Loss) Per Share	$0.00	$0.00
Diluted Income (Loss) Per Share	$0.00	$0.00
Weighted Average Common Shares	47,326,691	47,406,939
Consolidated Balance Sheet Data
Cash and Cash Equivalents	$945	$967
Working Capital (Deficit)	1,148	1,106
Total Assets	1,976	1,805
Advances From Related Parties	113	113
Total Stockholders’ Equity (Deficit)	$1,560	$1,436

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The following discussion and analysis relates to the financial condition and results of operations of Spatializer Audio Laboratories, Inc. and subsidiaries (the “Company”) for the quarter ended June 30, 2002 compared to the quarter ended June 30, 2001, the year ended December 31, 2001 compared to the year ended December 31, 2000 and the year ended December 31, 2000 compared with the year ended December 31, 1999.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors and Audit Committee, we have identified three accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management’s most difficult, subjective judgments.

     The first critical accounting policy relates to revenue recognition. We recognize revenue from product sales upon shipment to the customer. License revenues are recognized when earned, in accordance with the contractual provisions. Royalty revenues are recognized upon shipment of products incorporating the related technology by the original equipment manufacturers (OEMs) and foundries.

     The second critical accounting policy relates to research and development expenses. We expense all research and development expenses as incurred. Costs incurred to establish the technological feasibility of our algorithms (which is the primary component of our licensing) is expensed as incurred and included in Research and Development expenses. Such algorithms are refined based on customer requirements and licensed for inclusion in the customer’s specific product. There are no production costs to capitalize as defined in Statement on Financial Accounting Standards No. 86.

     The third critical accounting policy relates to intangible assets. Our intangible assets consist primarily of patents. We capitalize all costs directly attributable to patents, consisting primarily of legal and filing fees, and amortize such costs over the remaining life of the patent (which range from 4 to 16 years) using the straight-line method. In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, only intangible assets with definite lives are amortized. Non-amortized intangible assets are instead subject to annual impairment testing.

For the Quarter and Six Months Ended June 30, 2002, Compared to the Quarter and Six Months Ended June 30, 2001

Revenues

     Revenue decreased to $471,000 in the three months ended June 30, 2002 from $486,000 in the comparable period last year, a decrease of 3%. Revenue in the six-months ended June 30, 2002 decreased to $911,000 from $912,000 in the comparable period last year. Revenues in 2002 were approximately flat on a three and six month basis, as compared to the comparable periods in 2001. This reflects the addition and ramp up from announced new accounts, offset by the loss of a medium sized account in the second half of 2001. Further, we did not have the effect of the royalty reporting transition which negatively impacted our royalty estimates in the second quarter of 2001.

Gross Profit

     Gross profit decreased to $431,000 (92% of revenue) in the three months ended June 30, 2002 from $445,000 (92% of revenue) in the comparable period last year, a decrease of 3%. Gross profit for the six-months ended June 30, 2002 was flat at $843,000 (92% of revenue) compared to $843,000 (92% of revenue) in the comparable period last year.

     Operating Expenses

     Operating expenses decreased to $428,000 (91% of revenue) in the three months ended June 30, 2002 from $546,000 (112% of revenue) in the comparable period last year, a decrease of 22%. Operating expenses in the six-months ended June 30, 2002 decreased to $817,000 (89% of revenue) from $948,000 (104% of revenue) in the comparable period last year, a decrease of 14%. The decrease in operating expenses for the three and six-months ended June 30, 2002 result primarily from high research and development expenses in Q2 2001, which were unusually high. At that time, we reported that we had stepped up our engineering effort and our use of outside consultants to move several projects closer to completion. These projects were completed in 2001 and research and development have returned to normalized levels over the past several quarters.

General and Administrative

     General and administrative expenses increased to $183,000 (39% of revenue) in the three months ended June 30, 2002 from $207,000 (43% of revenue) in the comparable period last year, an decrease of 12%. General and administrative expenses decreased to $318,000 (35% of revenue) in the six-months ended June 30, 2002 from $358,000 (35% of revenue) in the comparable period last year, a decrease of 12%. The decrease in general and administrative expense result from the discontinuation of use of an outside investor relations consultant in May 2001.

Research and Development

     Research and Development expenses decreased to $119,000 (46% of revenue) in the three months ended June 30, 2002 from $223,000 (25% of revenue) in the comparable period last year, a decrease of 47%. Research and Development expenses decreased to $243,000 (27% of revenue) in the six-months ended June 30, 2002 from $361,000 (40% of revenue) in the comparable period last year, a decrease of 33%. The decrease in research and development in the three and six month periods result from the expansion of the audio engineering staff and increased use of consultants to complete specialized projects during the second quarter of 2001.

     Research and Development activities comprised the Company’s continued efforts to identify, validate, and develop new products at Desper Products Inc. Specific engineering efforts were directed toward productizing new audio enhancement technology, including Spatializer PCE and Spatializer Natural Headphone, porting support of Spatializer N-2-2 Ultra™ to current and potential licensees during the quarter, development of products to support the Company’s Internet applications initiative, and support for the recent Cirrus Logic and Texas Instruments and unannounced collaborations.

Sales and Marketing

     Sales and marketing expenses increased to $126,000 (27% of revenue) in the three months ended June 30, 2002 from $115,000 (24% of revenue) in the comparable period last year, an increase of 10%. Sales and marketing expenses increased to $256,000 (28% of revenue) in the six-months ended June 30, 2002 from $229,000 (25% of revenue) in the comparable period last year, an increase of 12%. The increase is attributed to expanded sales travel and administrative staff.

Other Income and Expense

     Income and other expense consists primarily of interest earned on short-term investments and interest paid on related party debt. Other Income and expense decreased to $267 from $3,707 in the prior year comparable period. Other income and expense in the six months ended June 30, 2002 decreased to $944 from $13,082 in the comparable period last year. The decrease is due to somewhat lower cash investments combined with significantly lower interest rates. Further, we paid off $225,000 in term loans to Related Parties in May, 2001.

Net Income

     Net income increased to $3,000 (1% of revenues), $0.00 per share, in the three months ended June 30, 2002 from net loss of ($98,000) (-20% of revenues), $0.00 per share in the comparable period last year. Net income increased to $24,000 (0% of revenue), $0.00 per share, in the six-months ended June 30, 2002 from net loss of $92,000 (-10% of revenue), $0.01 per share in the comparable period last year. The increased net income for the three and six month periods are primarily the result of the decrease in operating expenses.

For the Year Ended December 31, 2001, Compared to the Year Ended December 31, 2000

Revenues

     Revenues decreased to $1,604,000 for the year ended December 31, 2001 compared to $2,202,000 for the year ended December 31, 2000, a decrease of 27%. Revenues include license issuance fees and royalties pertaining to the licensing of Spatializer® audio signal processing designs and non-recurring engineering fees.

     The decrease in revenues is attributed primarily to (i) decreased royalties from one account resulting from lower unit sales compared to the prior year, (ii) lower royalties from another account due to a timing difference between 2000 and 2001 created when royalty reporting shifted from the DSP foundry (on shipment of DSP) to OEM customer (shipment of DVD player), (iii) loss of an account in mid 2001 which had comprised less than 10% of sales in the prior year and (iv) decreases in per unit Spatializer N-2-2 royalties due to a volume-based sliding scale pricing structure with DSP foundries which did not stabilize until the beginning of the third quarter of 2000.

     Gross profit decreased to $1,507,000 for the year ended December 31, 2001 compared to $1,954,000 in the comparable period last year. Gross margin increased to 95% of revenue in the year ended December 31, 2001 compared with 89% of revenue for the comparable period last year. The decrease in gross profit results from lower revenues in the current year, partially offset by higher gross margin. This increase in the gross margin percentage reflects the realignment of our Asian sales rep network which included the implementation of lower commission rates. The Company maintains a high margin since revenues are from licensing and royalty activities, which have little or no associated direct manufacturing or selling costs.

     Operating Expenses

     Operating expenses for the year ended December 31, 2001 increased to $1,823,000 (114% of sales) from $1,595,000 (72% of sales) for the year ended December 31, 2000, a increase of 11%. The increase in operating expenses results from expansion of the Company’s research and development efforts and higher general and administrative expenses relating to legal and public company expenses. The Company undertook an expansion of headcount in early 2001. When it became clear in mid 2001 that anticipated revenue growth was not occurring, the Company began to curtail the scope of its initiatives in order to bring spending levels back in line with reported revenue streams.

     General and Administrative

     General and administrative costs increased to $707,000 for the year ended December 31, 2001 from $599,000 for the year ended December 31, 2000, an increase of 18%. The increase is primarily due to increased legal expenses related to public filings and increased travel by the CEO. General operating costs include rent, telephone, legal, public filing, office supplies and stationery, postage, depreciation and similar costs.

     Research and Development

     Research and Development costs increased to $640,000 for the year ended December 31, 2001, compared to $540,000 for the year ended December 31, 2000, an increase of 19%. The increase in research and development expense was due to the additions to headcount early in the year, search fees paid for certain engineers hired by the Company and expanded use of engineering consultants for specialized projects.

     In addition, the Company continued efforts to identify, validate, and develop new product ideas at DPI. Specific engineering efforts were directed toward the launch of Spatializer N-2-2 Ultra™ , development of Spatializer PCE™, refinement of Spatializer Natural Headphone™ and applications engineering to port the Company’s technology to leading processor platforms.

     Sales and Marketing

     Sales and Marketing costs increased to $476,000 for the year ended December 31, 2001, compared to $456,000 for the year ended December 31, 2000, an increase of less than one percent. Spending was maintained at the prior year’s level in order to continue the development of markets for existing products.

     Interest Income

     Interest income on short-term investments decreased $23,499 from 2000 to 2001 due to lower cash investments combined with lower interest rates.

     Interest Expense

     Interest expense decreased $22,862 due to repayment of $225,242 of Notes Payable to Related Parties in 2001.

     Other Income (Expense), Net

     Other income (expense) includes approximately $35,000 in gains on settlements of claims relating to its discontinued operation, MDT.

     Net Income (Loss)

     Net loss was $240,000 for the year ended December 31, 2001, compared to net income of $382,000 for the year ended December 31, 2000. The net loss for the current period is primarily the result of lower revenues and higher overhead, partially offset by improved gross margin.

For The Year Ended December 31, 2000, Compared To The Year Ended December 31, 1999

Revenues

     Revenues increased to $2,202,000 for the year ended December 31, 2000 compared to $1,660,000 for the year ended December 31, 1999, an increase of 33%. Revenues include license issuance fees and royalties pertaining to the licensing of Spatializer® audio signal processing designs and non-recurring engineering fees.

     The increase in revenues is attributed primarily to the inclusion of four quarters of royalties from a major account for which there was only one quarter of royalty and a non-recurring engineering fee in the prior year and increases in Spatializer N-2-2 running royalties from OEM DVD player sales. This increase in revenues was partially offset by decreases in per unit Spatializer N-2-2 royalties due to a volume-based sliding scale pricing structure with DSP foundries agreed to in prior years when the original agreements were made. By the beginning of the third quarter of 2000, pricing levels at the maximum volume levels were substantially achieved, resulting in a stabilization of the per unit royalty rate.

     Gross profit increased to $1,954,000 for the year ended December 31, 2000 compared to $1,612,000 in the comparable period last year. Gross margin decreased to 89% of revenue in the year ended December 31, 2000 compared with 97% of revenue for the comparable period last year. The increase in gross profit results from higher revenues in the current year, partially offset by lower gross margin. This decrease in the gross margin percentage reflects the restoration of Japan sales support which were reduced significantly in 1999 during the period of constrained liquidity. The Company maintains a high margin as the majority of revenues are from licensing and royalty activities, which have little or no associated direct costs.

     Operating Expenses

     Operating expenses for the year ended December 31, 2000 increased to $1,595,000 (72% of sales) from $1,156,000 (70% of sales) for the year ended December 31, 1999, an increase of 38%. The increase in operating expenses result from expansion of the Company’s research and development and sales and marketing efforts, which were curtailed in most of 1999 to minimal levels as a result of the period of constrained liquidity. With liquidity restored as a result of the December 1999 financing, the Company expanded its staff to more normalized levels and the increase was limited to 200 basis points of sales.

     General And Administrative

     General and administrative costs increased to $599,000 for the year ended December 31, 2000 from $516,000 for the year ended December 31, 1999, an increase of 16%. The increase is primarily due to the retention of an investor relations firm and a local business tax settlement. General operating costs include rent, telephone, office supplies and stationery, postage, depreciation and similar costs.

     Research And Development

     Research and Development costs increased to $540,000 for the year ended December 31, 2000, compared to $383,000 for the year ended December 31, 1999, an increase of 41%. The increase in research and development expense was due additions to headcount throughout the year, search fees paid for certain engineers hired and expanded use of engineering consultants for specialized projects.

     In addition, the Company continued efforts to identify, validate, and develop new product ideas at DPI. Specific engineering efforts were directed toward a new version of Spatializer N-2-2™, optimization of technologies for the DigitalFX™ series and development of a new series of headphone algorithms.

     Sales And Marketing

     Sales and marketing costs increased to $456,000 for the year ended December 31, 2000, compared to $257,000 for the year ended December 31, 1999, an increase of 77%. The increase results from the appointment of a public relations firm, formal trade show participation, increased customer visits and prospecting, support staff expansion and revision of marketing collateral materials.

     Interest Income

     Interest Income increased $61,456 from 2000 to 2001 as a result of increased cash from the December 1999 financing.

     Interest Expense

     Interest expense decreased $68,356 from 2000 to 2001 as a result of the conversion of short-term debt into Preferred Stock in December 1999.

     Net Income

     Net Income increased to $382,000 for the year ended December 31, 2000, compared to net income of $355,000 for the year ended December 31, 1999, an increase of 8%. The improvement for the period is primarily the result of higher interest income and lower interest expense, partially offset by lower operating profit driven by lower gross margin and slightly higher overhead expenses as a percentage of sales.

     Liquidity and Capital Resources

     At June 30, 2002, the Company had $967,000 in cash and cash equivalents as compared to $869,000 at December 31, 2001. The increase in cash and cash equivalents is derived from general operating activities. The Company had working capital of $1,106,000 at June 30, 2002 as compared with a working capital of $1,104,000 at December 31, 2001. The Company’s future cash flows are expected to come primarily from audio signal processing licensing, Foundry and Original Equipment Manufacturers’ (“OEM”) royalties, debt issuances, common and/or preferred stock issuances including warrant and option exercises or through venture and/or strategic investors.

     Like other operating enterprises, the events of September 11, 2001 in the United States brought a degree of uncertainty to our operations and hindered our ability to plan and meet with our contractual partners outside the United States in this dynamic environment. The operations of our business, and those of our competitors, may also be impacted by the continued trend in the semiconductor industry to offer free, but minimal audio solutions to certain product classes to maintain and attract market share. This challenges our ability to convert business opportunities to licensing agreements in those segments that allow us to maintain or rapidly increase revenue. As a result, the Company must develop and license its products and software solutions in a market that treats some audio products, including those of our competitors, on a commodity basis in those cases where the OEM product is considered a commodity product. While our software applications deliver what we and most manufacturers who listen to it believe is a significantly superior audio experience, the competitive market forces that pressure manufacturers to reduce their costs may create some resistance to new technology adoption or use. In addition, certain of our competitors appear to be pursuing a business plan that disregards commercially reasonable pricing to achieve a larger market penetration even if the penetration will not provide for viable margins or returns. The Company has responded by offering additional products targeted to each price/quality segment of the market and continues to aggressively pursue new opportunities in emerging product categories and complements to our existing core business. In addition, our products have been positioned as a means for manufacturers to save money while delivering an enhanced audio experience. Nevertheless, these market conditions and competitive forces make it more challenging for the Company, and its rational commercial competitors, to enhance their operating results.

     We have a related party obligation of $112,500, which is due upon demand. We repaid related party obligations of $225,000 plus accrued interest of approximately $30,000, which were convertible into Common Stock at our or the Lender’s option in June 2001. The Company owed a total of $112,500 to related parties on June 30, 2002.

     In December 1999, we completed a set of financial transactions (the “December Transactions”) with certain existing holders of our equity and debt and with new institutional investors. The December Transactions included the private placement of 1,884,254 additional shares of our Common Stock ($1.05 million in new capital or $0.56 per share), the issuance of warrants to acquire 2,100,000 shares of Common Stock exercisable for three years at an exercise price of $.67 per share), the cancellation of 500,000 warrants to acquire Common Stock issued in that earlier financing, the conversion of $1 million of short term debt into a new Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”) and the conversion of $225,000 of secured debt into secured convertible debt.

     In the December Transactions, $895,000 in short term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends there from not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

     In the December Transactions, $225,000 of secured debt, including accrued interest, was converted into secured long term convertible debt. The long term debt is held by existing institutional investors and is secured by essentially all of our assets. The debt, and accrued interest, is convertible at our or the holder’s options into registered Common Stock at a conversion price equal to the average 10 day closing bid price prior to conversion but subject to the same minimum and maximum conversion prices set for the Series B Preferred Stock.

     We have $75,000 in Net Liabilities of Discontinued Operation which represents primarily accrued legal fees and is estimated to be sufficient to pay such fees to address outstanding claims. We do not expect the final liability to be in excess of this balance.

     Funds generated by these financing activities as well as cash generated from our existing operations and customer base is expected to be sufficient for us to meet our operating obligations and the anticipated additional research and development for our audio technology business. The Company will also continue to consider and evaluate capital investment or business arrangements with financial or strategic participants or investors as such opportunities become available to the Company on terms that enhance shareholder value and support the Company’s business strategy.

     To the extent the Company maintains or exceeds its projected revenues and is not required to fund significant contingencies, it expects to continue to retain its current cash reserves and therefore, maintain its liquidity position at a consistent level both on a short-term and long-term basis. To the extent that the Company does not achieve current operating levels or is required to fund contingencies, it will be required to use some of its cash reserves and this could impact its longer term liquidity.

     Net Operating Loss Carry forwards

     At June 30, 2002, the Company had net operating loss carry forwards for Federal income tax purposes of approximately $26,000,000 which are available to offset future Federal taxable income, if any, through 2013. Approximately $21,700,000 of these net operating loss carry forwards are subject to an annual limitation of approximately $1,000,000.

     Inflation

     We believe that the moderate inflation rate of the last several years has not impacted our operations.

     Reliance on the Asian Market

     Approximately 59% of our revenues for the year ended December 31, 2001 were derived from foundries or OEM’s based in Japan and other Asian countries. While the level of the Company’s Asian business is material, the concentration of this Asian business with large, well-capitalized entities such as Matsushita Electronics Corporation, Toshiba Corporation and Samsung may tend to minimize any real or potential risk of concentration in this market.

     Comprehensive Income

     The Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (“SFAS 130”), in June 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. FAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted FAS No. 130 in the first quarter of fiscal year ended December 31, 1998.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, “Business Combinations,” and FASB statement No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

     In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets, “ which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets.” SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS no. 142 were effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 during the first quarter of fiscal 2002, and the adoption of SFAS No. 142 had no material impact on our financial reporting and related disclosures.

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for us beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived assets. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial position and results of operations.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items.” However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have not been exposed to material future earnings or cash flow fluctuations from changes in interest rates on our short-term investments at June 30, 2002. A hypothetical decrease of 100 basis points in interest rate (ten percent of our overall earnings rate) would not result in a material fluctuation in future earnings or cash flow. We have not entered into any derivative financial instruments to manage interest rate risk or for speculative purposes and we are not currently evaluating the future use of such financial instruments.

BUSINESS

Overview

     Spatializer Audio Laboratories, Inc. (“Company” or “we”) is a developer, licensor and marketer of next generation technologies for the consumer electronics, personal computing, enterprise computing and entertainment industries. Our position as a developer of next generation technologies is based on our business relationships with brand leaders, such as Apple, Toshiba and Matsushita. We conduct our audio business through our parent company and our wholly owned subsidiary, Desper Products, Inc. (“DPI”). DPI has developed a full complement of patented and proprietary 3-D or virtual audio signal processing technologies directed to the consumer electronics and multimedia PC markets. We continue to expand our product offerings to take advantage of the emerging digital audio marketplace specifically for consumer products like Digital Versatile Disc (“DVD”) players, portable mp3 players, digital televisions and digital home, portable and auto entertainment devices. As of December 31, 2001, more than 35 million licensed units had been shipped covering all of these applications. DPI’s virtual audio signal processing technologies are currently incorporated in products offered by global brand leaders including in consumer electronics, Toshiba, Panasonic, JVC, Hitachi, Samsung, Sanyo, LG Electronics, Zenith and Sharp, in the PC multimedia marketplace by Apple Computer, among others, and on the Internet through our VSP-11 universal sound processor and in software plug-ins for the WinAmp and Linux-based XMMS MP3 players. We are focused on broadening recognition of the Spatializer brand name through association with these and other globally recognized consumer electronics and multimedia computer brand leaders, and on broadening our audio technology and software base to position ourselves for continued growth. We believe that with the accelerating growth in the digital audio/video marketplace, the market for virtual audio technologies, and therefore for our products, is entering a new phase of opportunity.

     Our other wholly owned subsidiary, MultiDisc Technologies, Inc., (“MDT”) formed in June 1996 when we acquired development stage optical disc storage and robotics assets and technologies from Home Theater Products International, Inc., a debtor in possession, is now inactive. In September 1998, we announced our plan to refocus our business on the exploitation of our core audio technologies, suspend research and development at MDT and to properly position the MDT assets for sale. Therefore, MDT has been accounted for as a discontinued operation. Since 1998, we have been unsuccessful in identifying a purchaser for the MDT assets or technology. Our repositioning in 1998 recognized that the capital investment required to properly commercialize the MDT technology was beyond our capacity. We believe this strategy provides a better opportunity to further solidify our position as a provider of virtual audio solutions, based on our available capital resources.

     Our corporate office and research center is located at 900 Lafayette Street, Suite 710, Santa Clara, California 95050, Telephone (408) 296-0600. We also maintain offices at 920 Hampshire Road, Suite A-34, Westlake Village, California 91361 and have a Website at www.spatializer.com. We were incorporated in the State of Delaware in February, 1994.

     Desper Products, Inc. — Virtual Audio Signal Processing Technologies

     DPI has developed a suite of proprietary advanced audio signal processing technologies for the entire spectrum of applications falling under the general category of virtual audio. The objective in each product category is to create or simulate the effect of a multi-speaker sonic environment using two ordinary speakers (or headphones) for playback. The market for virtual audio is segmented into six broad categories of technology as identified in the listing below. Each of these technologies utilizes different underlying scientific principles in accomplishing its design objectives and is targeted to a specific class of consumer electronics or multimedia computer depending on the intended product use and functional capability of the product. DPI currently has other audio signal processing technologies under development which will serve to expand its market scope and partner product capabilities.

Virtual Audio
Category of Technology	Product Categories	Enhancement

3-D Stereo (Spatializer® 3-D Stereo) SpatializerVirtualSurround VBX™	Consumer electronics products providing stereo playback — DVD Players, Stereo TV’s, VCR’s, Stereo Components and Systems, Car Audio, Laptop and Desktop Multimedia Computers, Set-top Boxes	Surround Sound enhancement from an ordinary stereo(two-channel) signal
Two-SpeakerVirtualization (Spatializer N-2-2™, Spatializer N-2-2Ultra™)	Products incorporating multi-channel audiosources like Dolby Digital® (AC-3), DolbyProLogic® or MPEG-2. Home Theater, DVD-Video, Multimedia	Creation of spatially accurate multi-speaker cinematic audio experience from two speakers, and headphones utilizing discrete multi-channel audio information.
Digital Virtual Surround Sound	Computers utilizing DVD/MPEG and decoding.
Bass Enhancement (Vi.B.E.™)	Consumer electronics products providing stereo playback — DVD Players, Stereo TV’s,VCR’s, Stereo Components and Systems, Car Audio, Laptop and Desktop Multimedia Computers and Speakers	Simulation of lower frequency response from speakers with relatively high low frequency capability
Internet Audio Enhancement (Spatializer®VSP-11, StreamFX™)	Laptop and Desktop Multimedia Computers and portable music devices running digital media player Software	Surround Sound and bass enhancement to playback of ordinary internet audio files
Headphone Virtualization (Spatializer Natural Headphone™) Digital Virtual Surround	Products incorporating multi-channel audiosources like Dolby Digital® (AC-3), Dolby ProLogic®, MPEG-2 or stereo. Home Theater, DVD-Video, Multimedia Computers utilizing DVD/MPEG Decoding or stereo.	Creation of spatially accurate multi- speaker cinematic audio experience from headphones utilizing discrete multi-channel audio information.
Phase Corrected Equalization (Spatializer PCE™)	All audio products with one or more speakers	Creation of more recognizable and “cleaner” music or dialog from broadcastor media sources

Licensed Products

     Our current technology product applications are directed to (1) two-speaker and headphone virtualization of multi-channel audio for DVD players and home theater applications, (2) stereo and bass enhancement in consumer electronics products and multimedia PCs, and (3) downloadable software, purchased directly by consumers, delivering audio enhancement applications for PCs.

1.	Spatializer® 3D Stereo. Based upon proprietary and patented methods of stereo signal processing, the Company’s Spatializer® 3-D Stereo technology is designed to create a vivid and expansive three- dimensional surround sound listening experience from any stereo source input using only two ordinary speakers. Along with professional audio quality and coherent stable sonic imaging, the technology includes the Company’s unique DDP™ (Double Detect and Protect™) algorithm. DDP™ continuously monitors the underlying stereo signal and dynamically optimizes spatial processing, avoiding deleterious sonic artifacts common in other systems and provides “set and forget” ease of use for consumers. First introduced in July 1994 by DPI, in the form of a 20 pin analog integrated circuit (IC) from Matsushita Electronics Corporation (“MEC”), the technology is now incorporated into low-cost, standard process ICs by four chip foundries (Matsushita, ESS Technologies, Inc., OnChip Systems and Luxsonor) for easy and inexpensive implementation in any consumer electronics or computer products utilizing stereo audio. The technology is currently available in both analog and digital formats. Matsushita introduced a new Spatializer IC design in 1999, offering the Spatializer 3-D Stereo effect in a simplified, lower cost package. In early 2002, we introduced a new algorithm-based technology which provides a virtual surround sound effect from a two channel input for DSP-based environments.

2.	Spatializer® N-2-2™Digital Virtual Surround. In September 1996, DPI introduced Spatializer N-2-2, which the Company considers a “core”, and “enabling” technology for DVD based home theater products and personal computers. In mid-2001, DPI introduced Spatializer N-2-2 Ultra as the latest generation of this core audio technology. Through outstanding performance and continuous enhancement, Spatializer N-2-2 has emerged as the “de facto standard” for branded virtual surround sound as measured by most brand adoptions, cumulative shipments and market share of such brands in the DVD player market. DVD is considered by many to be the single most important and fastest adopted consumer audio/computer technology ever introduced. The audio standards for DVD (based upon geographic region) are multi-channel audio formats (Dolby Digital® (AC-3) and MPEG-2) which carry six (or more) discrete (independent) channels of audio — the front left and right channels, a center channel (for vocal tracks), two rear surround channels and a Low Frequency Effects (LFE or “sub-woofer”) channel for sound effects. The Spatializer N-2-2 software- based algorithms permit spatially accurate reproduction of this multi-channel audio over any ordinary stereo system using two rather than the five or six speakers normally required in traditional home theater setups. Spatializer N-2-2 runs in real-time on general purpose Digital Signal Processing (“DSP”) hardware platforms like those offered by LSI, Acer Labs, Inc., Motorola, VM Labs and Zoran; may be integrated with host based software-only MPEG-2 or DVD decoders (like WinDVD and PowerDVD, offered by InterVideo and Cyberlink, respectively, for the Intel® Pentium® series of microprocessors); and can be ported to any of the principal audio codecs or media processor/accelerator platforms performing Dolby Digital (AC-3) or MPEG-2 audio decoding. Spatializer N-2-2 has been approved by Dolby Laboratories and qualifies Spatializer licensees to use the newly created Dolby Digital VIRTUAL™ trademark on products incorporating the technology. We believe our Spatializer N-2-2 process has helped to widen and accelerate the market for DVD acceptance, because it delivers the full cinematic audio experience to ordinary consumers without the additional expense and complication of multi-speaker home theater playback systems.

3.	Spatializer® Vi.B.E™. In early 1999, DPI introduced Spatializer Vi.B.E., a virtual bass enhancement technology. Spatializer Vi.B.E. produces a dynamic bass response from even the lowest-end speakers or headphones. This is particularly important in enhancing the audio of all forms of portable digital audio devices. Spatializer Vi.B.E. uses proprietary technology to generate the perception of realistic bass frequencies that are unaffected by actual speaker system frequency response capability.

4.	Spatializer® VSP-11™. First introduced by DPI in early 2002, Spatializer® VSP-11 (Virtual Sound Processor 11) is a stand-alone application program for Microsoft Windows 95, 98, ME, 2000 and XP platforms that utilizes Spatializer’s proprietary psychoacoustic techniques to allow consumers to enjoy the benefits of the renowned Spatializer audio enhancement technologies on all leading media players, soft DVD players and file sharing programs. This means that Spatializer VSP-11 is truly a universal audio enhancement software package that will enhance output from the Microsoft® Media Player, Real Player®, Real Jukebox®, WinAmp®, WinDVD®, PowerDVD®, among others, without any special modification. It will run in conjunction with any sound card, as well as with USB audio.

5.	Spatializer® Natural Headphone™ Spatializer Natural Headphone, introduced by DPI in March 2001, renders spatially accurate multiple speaker positions simulating the typical home theater or stereo arrangement through a headphone. The headphone algorithm delivers a high performance simulated surround sound experience, using a reasonable amount of processing power at a reasonable cost. Thus, this solution is equally practical and effective for both low-power portable devices and home theater applications. Unlike typical virtual surround sound headphone solutions, which rely heavily on reverberation which can sound unnatural, Spatializer Natural Headphone utilizes a combination of techniques to provide an expanded, yet natural sound field.

6.	Spatializer® PCE™ Spatializer PCE, introduced in October 2001, makes high frequencies clearer, crisper and more brilliant while low frequencies are more dramatic, tighter and have more impact. Spatializer® PCE gives the manufacturer an inexpensive way to dramatically improve the sound of low-end loudspeakers, such as the kind found in televisions, boom boxes and computers. Spatializer PCE is also ideal for improving the quality of Internet audio, which can sound rather lackluster and dull due to compression or low bit rates. It can be applied prior to encoding audio streams, and can just as easily enhance the playback of the decompressed audio. It can improve the clarity, intelligibility and impact of both dialog and music. Spatializer PCE works by both modifying and smoothing non-linear phase response and by creating psycho-acoustic cues. Typical equalization techniques cause phase distortion (non-zero group delay) due to non-linear phase response. Spatializer PCE has a nearly-linear phase response, which results in a near-zero group delay. This improves the “naturalness”, or transparency of the dialog or music by not adding to phase distortion already present in many playback systems.Spatializer PCE can be custom tailored for two or an array of speaker configurations. Indeed, the technology, without a surround sound effect, can enhance single speaker applications as well.

     In addition to these technologies, we offer a series of products introduced by DPI under the Spatializer DigitalFX™ brand, first introduced in early 2000. The Spatializer DigitalFX series is a comprehensive audio enhancement software solution based on the Company’s Spatializer N-2-2 virtual surround sound technology, Spatializer Vi.B.E and Spatializer PCE, combined with additional audio effects tailored and optimized for specific product applications. This powerful combination of technologies in a single product targeted for specific product applications provides a highly efficient and cost effective solution for the television, portable digital music, PDA, AV Receiver, PC and car audio markets.

     Spatializer Digital TVFX™ is a customized application of Spatializer technology optimized for digital and analog televisions with an on board digital signal processor. Spatializer integrates its original, patented 3D Stereo and N-2-2 technologies with speaker-compensation and Vi.B.E. bass enhancement algorithms. The digital processing of the stereo signal provides a striking and immersive audio experience while the virtual bass enhancement creates apparently deeper bass response from the small speakers utilized by most televisions. Optional reverb and equalizer features further enhance the audio experience. The result is a dramatic improvement to the overall audio sound field provided by the television. Spatializer Digital TVFX is 100% digital, and applicable to any TV system with an embedded DSP.

     Spatializer Digital OntheGoFX™ is targeted specifically for portable digital music players and Personal Data Assistants (PDAs). According to industry analysts, the portable digital player market is expected to grow significantly once the music industry establishes economically feasible, secure and convenient modes of electronic music distribution. Spatializer Digital OntheGoFX shares the same core 3D stereo technology as other members of the Spatializer DigitalFX series, but includes a highly effective headphone algorithm which produces an expanded headphone audio experience. In addition, the included Vi.B.E technology is particularly effective in improving the limited bass response of inexpensive lightweight stereo headphones often incorporated into these devices. The algorithms are highly efficient, utilizing a minimal amount of MIPS any standard embedded DSP.

     Spatializer Digital PCFX™ combines the entire suite of respected Spatializer audio technologies into a single, comprehensive and cost effective software audio solution for the Wintel platform. Since the product runs on the host CPU, with minimal CPU utilization, no discrete chip is required. Spatializer

Digital PCFX provides Spatializer 3-D stereo, Spatializer N-2-2 virtual surround sound for DVD playback, Vi.B.E virtual bass enhancement and enCompass™, Spatializer’s positional audio technology for computer games utilizing the Microsoft DirectX™ API. Apple Computer began utilizing Spatializer technology across their product platforms in October 1999.

     Spatializer Digital AVFX™ is tailored for AV Receivers equipped with a Dolby Digital decoder. Spatializer Digital AVFX provides Spatializer 3-D stereo, Spatializer N-2-2 virtual surround sound for DVD audio or video playback, Vi.B.E virtual bass enhancement and in the future, extensive room modeling and customized effects.

     Spatializer Digital AutoFX™ enhances the audio performance of DSP-based car stereo systems by delivering Spatializer’s acclaimed 3-D stereo, bass enhancement, equalizer and reverb technology in a single solution. Optional positional audio voice cues for on board GPS and navigation systems, virtual surround sound for on board DVD player systems and space modeling will be offered on an optional and customized basis based on specific customer need.

Licensing Activities

     Until 2000, we licensed our technologies primarily through semiconductor manufacturing and distribution licenses (“Foundry Licenses”) with semiconductor foundries. In turn, the foundries manufacture and distribute integrated circuits ICs (integrated circuits) or DSPs (digital signal processors) incorporating Spatializer technology to consumer electronics and multimedia computer OEMs.

     In 2000, we began offering foundries the option of entering into a non-royalty bearing distribution agreement with us. Under this business model, the foundry offers Spatializer technology as an optional feature, promotes our technology in their sales materials and cooperates with the Spatializer sales force in closing license agreements for Spatializer technology with the OEM customer. This business model provides the foundry with an additional selling feature at no additional cost to the foundry. The OEM can obtain use of the technology directly from Spatializer without any additional mark-up from the foundry.

     The terms of all of our licenses are negotiated on an individual basis requiring the payment of a per unit running royalty according to sliding scales based upon cumulative volume. Some of our licenses call for the payment of an up-front license issuance fee either in lieu of, or in addition to the running royalty. Other agreements require the OEM customer, rather than the foundry, to pay the royalty. Per unit royalties are generally reportable and payable 45 days after the end of the quarter following shipment from the Foundry to the OEM or, in the case of a distribution agreement, by the OEM to its accounts.

     OEMs who desire to incorporate these DSPs or ICs into their products are required to enter into a license (“OEM Licenses”) with us before they may purchase the ICs in quantity. Foundry Licenses generally have limited the sale of DSPs or ICs with Spatializer technology to OEMs who have entered into an OEM License with us. OEM licenses generally provide for the payment of a further per unit royalty by the OEM for OEM products incorporating a Spatializer IC (“Licensed Products”) payable in the quarter following shipment by the OEM of its Licensed Products.

     In early 2001, we reached an agreement with C-Cube Semiconductor II (now LSI Logic Corporation) to unbundle the royalty on their DSPs in order to facilitate the licensing of multiple technologies to OEM manufacturers and to help ensure that their products remained highly competitive in the market. As such, effective April 1, 2001, C-Cube’s customers using Spatializer technology have entered into direct licenses with us.

     We are currently negotiating new IC/DSP Foundry and OEM licenses with potential customers for Spatializer N-2-2, Spatializer Vi.B.E., Spatializer 3-D stereo , Spatializer VSP-11, Spatializer PCE and combinations and optimizations of these technologies under the Spatializer DigitalFX series.

     IC/DSP Foundry Licenses

     In 2000 and early 2001, VM Labs, Inc., MIPS Technologies, New Japan Radio Corporation (“NJRC”), Tvia, Inc. and Link Up Systems entered into Foundry License or Distribution Agreements for Spatializer N-2-2 and or DigitalFX. All but the NJRC agreements were non-royalty bearing distribution agreements, with per unit royalties to be paid by the OEM customer.

     In 2001, we entered into license or distribution agreements with Texas Instruments, Cirrus Logic, Sanyo, Sharp and Kenwood, among others.

     As of December 31, 2001, we have entered into thirteen non-exclusive Foundry Licenses for our Virtual Audio Signal Processing technologies with Matsushita Electronics Corporation (“MEC”), ESS Technology, Inc. (“ESS”), OnChip Systems, Inc. (“OnChip”), C-Cube Technologies, Inc. (“C-Cube”), Acer Labs, Inc. (“Ali”), Luxsonor, VM Labs, Inc., MIPS Technologies, NJRC, Tvia, Inc., Texas Instruments, Cirrus Logic and Link Up Systems. Foundry Licenses generally require the payment of per unit running royalties based upon a sliding scale computed on the number of Spatializer ICs or DSPs sold.

     As of December 31, 2001, more than 35 million ICs and DSPs incorporating Spatializer 3-D audio signal processing and N-2-2 digital virtual surround sound technology had been manufactured and sold.

     OEM Licensees and Customers

     As of December 31, 2001, our technology has been incorporated in products offered by more than 95 separate OEM Licensees and customers on various economic and business terms. Some of these OEM Licenses required a license issuance fee and/or a separate per unit royalty, while others were licensed under the LUA or were authorized customers under bundled royalty licenses with the IC foundries. The OEM licensees and customers offer a wide range of products, which include DVDs, car stereo systems, direct view TVs, wide screen and projection TVs, VCRs, powered speakers, portable audio systems (“Boomboxes”), HiFi stereo systems and components, computer sound cards and graphics accelerator cards, multimedia desktop personal computers, notebook computers, LCD projectors, multimedia computer monitors, and arcade pinball and video games.

     In 2001, four major customers, not presented in order of importance, each accounted for 10% or more of our total revenues: Apple Computer, Inc., LSI, Samsung and Toshiba Corporation in 2001, each of whom accounted for greater than 10% of our total 2001 revenues. One OEM accounted for 40%, another accounted for 23%, another accounted for 15% and one accounted for 14% of our royalty revenues during 2001. One other account comprised 7% of total 2001 revenues. All other OEM’s accounted for less than 1% of royalty revenues individually.

     The following table is a partial list of the OEM Licensees and authorized customers as of December 31, 2001:

Partial List of OEM Licensees or Customers

Apple Computer Inc.	NEC
Cirrus Logic	Panasonic TV & VCR (Matsushita Kotobuki Electronics Industries, Ltd.)
Dell Computer Corp.	Panasonic Car Audio (Matsushita Communications Industrial Co., Ltd.)
Digital Technology Systems Of California, Inc.	Proton Electronic Industrial Co., Ltd.
Emerson	Samsung
Fujitsu Computer Corp.	Seiko Epson Corp.
Hewlett Packard	Sanyo Corp.
Hitachi, Ltd.	Sharp Corp.
Iiyama Electric Co., Ltd.	Toshiba DVD

Partial List of OEM Licensees or Customers

Gateway Computer Corp.	Toshiba TV
Golden Regent	Taisei Electric, Inc.
LG Electronics	Taiyo Electric Company, Ltd.
JVC	Texas Instruments
Labtec Enterprises, Inc.	Theta Digital
Mag Monitors	VM Labs, Inc.
Marantz	Zenith
Micron Computer Corp
Mitsubishi Image and Information Works

Hardware Products

     MultiDisc Technologies, Inc. — Network Based Modular, Scaleable Compact Disc/DVD Servers

     As its first effort to broaden our technology portfolio and capitalize on our strong relationships with manufacturers of consumer electronics and personal computer peripheral products, we acquired certain developmental stage technologies and assets from Home Theatre Products (“HTP”), for approximately $1,062,000 in June 1996 and formed a subsidiary, MDT. The MDT transaction, which was implemented through a court-approved sale in the HTP bankruptcy proceeding, included an array of compact disc server robotics and software technologies in various stages of completion. The MDT transaction was intended to position us for long term growth in a significant new market. Our intention was to license this technology or enter into third party manufacturing arrangements for sale of MDT CD/DVD changer products to OEMs.

     The MDT transaction brought a combination of proprietary electromechanical designs, robotics, operating software, firmware, intellectual property, and engineering know-how and five patent applications acquired in the asset acquisition. MDT added an additional forty-seven patent applications filed with the United States Patent & Trademark Office (“USPTO”) to bring the total to fifty-two patent applications filed.

     On September 25, 1998, we announced our plan to refocus our business on the exploitation of our core audio technologies and to properly position the MDT assets for sale. The repositioning strategy recognized that the capital investment required to properly commercialize the MDT technology was beyond the Company’s capacity. As a result, all operations, including research and development activities, were suspended and the Company has accounted for MDT as a discontinued operation. The Company has explored the sale of the business or the patent portfolio with interested parties, but to date, no transaction has been consummated.

     Revenues and Expenses

     We generate revenues in our audio business from royalties pursuant to our Foundry, OEM, and other licenses, and from non-recurring engineering fees to port our technologies to specific licensees’ applications. The Company’s revenues, which totaled $1,604,000 in 2001, were derived almost entirely from Foundry and OEM license fees and royalties.

     We seek to maximize return on our intellectual property base by concentrating our efforts in higher margin licensing and software products and have eliminated our hardware product operations. Licensing operations have been managed internally by our personnel and through use of an international sales rep force.

     As noted above, in 2001, four major customers, not presented in order of importance, each accounted for 10% or more of our total revenues: Apple Computer, Inc., LSI, Samsung and Toshiba Corporation in 2001, each of whom accounted for greater than 10% of our total 2001 revenues. One OEM accounted for 40%, another accounted for 23%, another accounted for 15% and one accounted for 14% of our royalty revenues during 2001. One other account comprised 7% of total 2001 revenues. All other OEM’s accounted for less than 1% of royalty revenues individually.

     The Company achieved profitable operating results in 1999 and 2000 as a result of overhead reductions combined with the strong growth of DVD-related revenues. In 2001, we began expanding our headcount, primarily in the engineering area in anticipation of continued growth. At midyear, in light of a weakening in market conditions and lower than anticipated royalties from a key Asian account, expenditures were once again curtailed in order to bring overhead levels more in line with current revenues. Declining revenues were experienced from three major customers resulting from sluggish sales of their products and the cessation of use of our products by the smaller of these customers. In addition, while overhead reductions were implemented at mid-year, profitability was further impacted by either the delay or cancellation of anticipated products using our technology in light of weak market conditions. As a result, we were not profitable in 2001.

Competition

     Virtual Audio Signal Processing Marketplace

     We compete with a number of entities that produce various audio enhancement processes, technologies and products, some utilizing traditional two-speaker playback, others utilizing multiple speakers, and others restricted to headphone listening. These include the consumer versions of multiple speakers, matrix and discrete digital technologies developed for theatrical motion picture exhibition (like Dolby Digital®, Dolby ProLogic®, and DTS®), as well as other technologies designed to create an enhanced stereo image from two or more speakers.

     Our principal competitors in the field of virtual audio are SRS Labs, Inc. and Qsound Labs, Inc. In addition, some DSP foundries and OEMs have proprietary virtual audio technologies that they regularly offer to OEMs at no cost. Pressure on OEMs to reduce their costs, particularly in the DVD market is intense. The marketplace is also susceptible to undisciplined competitors who, from time to time, may offer below market prices to generate short term revenue and larger market penetrations even if it does not provide for viable margins. In the future, our products and technologies also may compete with audio technologies and product applications developed by other companies including entities that have business relationships with the Company.

     We believe that we will favorably compete in this market because we offer a single source, complete suite of patented and proprietary 3D Stereo, interactive positional, virtual surround sound, headphone and speaker virtualization technologies. By virtue of our specialized engineering and OEM support, we can offer a “turn-key” audio solution to OEMs who do not possess this expertise internally. We also have developed new products that address our customer’s need for a low cost solution. In addition, the strength of our IC Foundry and OEM relationships and the Spatializer brand name recognition in the industry are other key differentiators between both our branded and unbranded competition. Lastly, we continue to explore new and alternative business models that we believe serve the interests of both our customers and our stockholders.

Patents, Trademarks and Copyrights

     Our core signal processing technology is covered by U.S. patents 5,412,731, 5,896,456 and 6,307,941. On March 20, 1998, we filed a patent on our enCompass V 2.0 technology with the USPTO covering the Company’s enCompass 2.0 positional audio gaming technology. In June 2000, we filed an additional patent application for our reduced cost/higher performance 3-D Stereo circuit design. Much of our intellectual property consists of trade secrets. We possess copyright protection for its principal software applications and has U.S. and foreign trademark protection for its key product names and logo marks.

     The MDT transaction brought a combination of proprietary electromechanical designs, robotics, operating software, firmware, intellectual property, and engineering know-how and five patent applications acquired in the asset acquisition. MDT added an additional forty-seven patent applications filed with the USPTO to bring the total to fifty-two patent applications filed. However, due to the absence of working capital and suspension of all operating activities of MDT, MDT cannot pursue these applications and some applications have lapsed. The core MDT data storage technology is covered by U.S. patents 5,774,431, 5,822,283, 5,886,960 and 5,886,974. MDT has either obtained or applied for U.S. trademark protection for its principal product names and logo marks.

     On September 25, 1998, we announced our plan to refocus our business on the exploitation of our core audio technologies and to properly position the MultiDisc assets for sale. The repositioning strategy recognized that the capital investment required to properly commercialize the MDT technology was beyond our capacity. As a result, operations, including all research and development activities were suspended and we have accounted for MDT as a discontinued operation.

Employees

     We began 2002 with six full-time and twelve part-time employees and sales representatives and decreased our staff to five full time and nine part-time employees, consultants and sales representatives by December 31, 2001. At year-end, there were three full-time employees and three consultants engaged in research and development. We employ the services of outside professional consultants, particularly in the engineering area, due to the tight labor market for such professionals in Silicon Valley as well as the need for specialized expertise in the course of our business. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We consider our relations with our employees and consultants to be satisfactory.

PROPERTIES

     Our corporate office and research center in Santa Clara, CA, is the primary location for our audio technology division, (“DPI”). We occupy approximately 2,700 square feet with an annual rent on a full service basis of approximately $79,000. The lease expires on November 30, 2002.

     In Westlake Village, California we occupy approximately 300 square feet with an annual rent of approximately $9,600. The lease term on this space expired in April 2002 and is renewed on a month to month basis. This space in the Los Angeles area is used to facilitate business and contacts with the entertainment community as well as with our accountants, lawyers and directors.

     We lease an apartment in Santa Clara, CA for use by the chief executive officer when away from the executive office. The annual rent on this apartment is $18,840. The lease expires on May 1, 2003.

     We lease our space at rental rates and on terms which management believes are consistent with those available for similar space in the applicable local area. Our properties are well maintained, considered adequate and are being utilized for their intended purposes.

LEGAL PROCEEDINGS

     In connection with the downsizing of the Company in 1998, a number of employees were terminated and have filed, on various dates, employment and compensation related claims with the California State labor authorities. All but two of these claims have been settled. Two former officers and employees of MDT filed labor and employment termination related claims before the Labor Commissioner in 2000 seeking approximately $400,000 each which was allegedly due under each of their respective employment agreements, which claims, if resolved in favor of the claimants, could be material to the financial statements of the Company. The Labor Commissioner has postponed those proceedings. In that action, the claimants filed a motion to strike the MDT complaint under the California “anti-Slapp” legislation. The Court rejected that motion and the litigation is in the discovery stages. Separately, MDT initiated litigation in the Superior Court, Orange County seeking declaratory relief to bar the labor claims, as well as return of intellectual property and unspecified damages for breaches of the former officers’ and employees’ employment agreements. These employees, however, have filed for personal bankruptcy and as a result, the claims became inactive. At December 2001, bankruptcy for one such employee had been dismissed and that proceeding could be reactivated.

     We also anticipate that, from time to time, we may be named as a party to other legal proceedings that may arise in the ordinary course of our business.

MANAGEMENT

Name	Age	Position

Henry R. Mandell	46	Chairman of the Board and Chief Executive Officer — 2/00 to date Secretary — 9/98 to date. Chief Financial Officer — 3/98 to date.
Stephen W. Desper	59	Director — 7/92 to date. Chairman of the Board — 7/92 to 12/95. Vice Chairman of the Board — 12/95 to date. Member of Audit Committee.
Carlo Civelli	53	Director — 3/93 to date. Vice President Finance, Europe — 8/91 to 3/95. Member of Audit Committee.
James D. Pace	46	Director — 2/95 to date. Member of Compensation Committee — 2/95 to date.
Gilbert N. Segel	69	Director — 5/95 to date. Member of Audit and Compensation Committee — 5/95 to date.

Corporate Officer And Directors

     Carlo Civelli. Director since March 1993. VP Finance — Europe from August 1991 to March 1995. Has extensive experience in financing emerging public companies and has been instrumental in funding approximately 50 new ventures of the past 20 years which include Breakwater Resources, Callinan Mines, Granges Exploration, Namibian Minerals, Napier International Tech, Norst Interactive, DRC Resources, DMX Digital Music. Managing director of Clarion Finanz AG, Zurich, Switzerland, for more than the last five years. Director and Financial Consultant to Clarion Finanz AG.

     Stephen W. Desper. Vice Chairman of the Board, Inventor. Mr. Desper devoted his full time for a number of years to developing and refining Spatializer® technology. Recording engineer, over twenty (20) years experience; Director of Engineering for The Beach Boys Organization. Acoustician, Acoustic Design and Noise Control Engineer. December, 1991 to December, 1995, Chairman of Spatializer Audio

Laboratories, Inc. Since December, 1995 Vice Chairman of Spatializer Audio Laboratories, Inc. Inventor and President of Desper Products; Inc. (“DPI”) from June 1986 to October, 1991. Vice President and Director of Research, DPI from October 1991 to December 1996.

     Henry R. Mandell. Chairman and Chief Executive Officer since February 2000. Interim Chief Executive Office from September 1998 to February 2000. Secretary since September 1998; Chief Financial Officer since March 1998; Senior Vice President, Finance from March 1998 until September 1998. Executive Vice President and Chief Financial Officer of The Sirena Apparel Group, Inc. from November 1990 to January, 1998 (The Sirena Apparel Group filed for protection under Chapter 11 of the Bankruptcy Code in June of 1999). Senior Vice President of Finance and Administration for Media Home Entertainment, Inc. from April 1985 to November 1990. Director of Finance and Accounting for Oak Media Corporation from June 1982 to April 1985. Senior Corporate Auditor for Twentieth Century Fox Film Corporation from June 1981 to June 1982. Mr. Mandell was a Senior Auditor for Arthur Young and Company from August 1978 to June 1981, where he qualified as a Certified Public Accountant.

     James D. Pace. Director since February 1995. Director of DPI since July 1992. For more than the last seventeen years, Mr. Pace has specialized in the introduction and distribution of new technologies into the professional recording and film industries. He has broad experience in various audio industries, including audio for DVD.

     Gilbert N. Segel. Director since May 1995. Mr. Segel has spent more than thirty (30) years as an independent business manager representing musical artists, film actors and entertainment industry entrepreneurs. Since 1985, he has concentrated on his personal investments and serves as a director of various private business and charitable enterprises.

COMPENSATION OF DIRECTORS

     None of the Company’s Directors received any cash compensation or other arrangements for services provided in their capacity as Directors. However, the Company has granted stock options to Directors in that capacity. Under the 1995 Stock Option Plan (“Plan”), each Director who is not an employee of the Company is entitled to an automatic annual grant of an option to purchase 50,000 shares of Common Stock which are granted as options and are available for grant under the Plan. Employee Directors may receive such a grant at the discretion of the Board of Directors. In accordance with the Plan, the Company issued such options to its employee and non-employee directors on June 17, 2002 at an exercise price of $0.12. In January 2002, Gilbert Segel was issued an additional 50,000 vested options exercisable at $0.11 to correct a continuing inequity which arose several years ago because of the timing of his election to the Board of Directors.

ACTIVITIES OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

     Members of the Board of Directors are elected by the holders of the Common Stock of the Company and represent the interests of all stockholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.

     During 2001, the Board of Directors of the Company, which consisted of five (5) members, had four formal meetings and took various actions by written consent. Except for Carlo Civelli (who missed one meeting), all incumbent Directors of the Company were present, in person or by teleconference at, or participated in taking actions for, one hundred percent (100%) of the meetings of the Board of Directors of the Company and the Committees on which he served.

Compensation And Stock Committee

     The Compensation and Stock Option Committee of the Company (the “Compensation Committee”) currently consists of Messrs. Pace and Segel, each of whom is a non-employee Director of the Company and a “disinterested person” with respect to the plans administered by such committee, as such term is defined in Rule 16b-3 adopted under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”). The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for senior officers and employees of the Company. Except for plans that are either, in accordance with their terms or as required by law, administered by the Board of Directors or another particularly designated group, the Compensation Committee also administers and implements all of the Company’s stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board of Directors on compensation matters. The Compensation Committee held 2 meetings in 2001. To the extent required by law, a separate committee of disinterested parties administers the 1996 Incentive Plan. No Compensation Committee interlock relationships existed in 2001.

Description of Performance Shares

     The Performance Shares were originally issued in 1992 to the founders, officers, directors and certain consultants or employees of our predecessor entity which was organized under the laws of British Columbia, Canada. The Performance Shares were issued, under Canadian provincial rules as consideration for technology transfers to a company or as an incentive to encourage the Company’s key personnel to have the entity achieve its business objectives. Under the applicable rules, the Performance Shares are allocated to designated persons, held in escrow and treated as outstanding. The holders can vote the Performance Shares, can transfer them in limited circumstances subject to the escrow arrangement, and generally forfeit the Performance Shares if they are no longer affiliated with the Company, unless the Board of Directors decides otherwise. The holders, however, cannot sell Performance Shares while they are in escrow. In the event of any forfeiture or if a holder declines Performance Shares, the Performance Shares are returned to or retained in escrow status and are available for reallocation in escrow. If the Performance Shares are forfeited or declined, the holder has no further voting or other rights. The Board of Directors has full discretion as to whether and when Performance Shares are allocated or reallocated to eligible persons.

     Under a 1996 agreement between the Company and the applicable Canadian authorities and approved by the Company’s stockholders, the provisions covering the Performance shares were modified so that the Performance Shares became subject to a time based release schedule. Since then, the Company has implemented the modification. Under the revised arrangement, the Performance Shares were released automatically as follows: 5% on June 22, 1997; 5% on June 22, 1998; 10% on June 22, 1999; 20% on June 22, 2000; 30% on June 22, 2001; and 30% on June 22, 2002.

     In addition, under the revised arrangement, the Performance Shares vested if the individual holder had not voluntarily terminated his or her service to the Company prior to the applicable vesting dates. Any individual who was involuntarily terminated by the Company was entitled to an automatic acceleration of the unvested Performance Shares. The Board had discretion to allow an individual who had voluntarily terminated his or her services to the Company to retain a portion or all of any unvested performance shares. The Board of Directors also has discretion in reallocating Performance shares to and among eligible persons. In the 1996 modification agreement, the Company recorded a one-time non-cash financial statement charge to earnings based on the excess of the fair market value on the date of the approval as compared to the purchase price.

     When Henry Mandell succeeded Steven Gershick as the senior executive officer, the Board of Directors reallocated the 843,144 Performance Shares held by Mr. Gershick to Mr. Mandell since he was then charged with a leadership responsibility in having the Company meet its business objectives. As of the date hereof, Mr. Mandell holds 856,572 shares of Common Stock including 846,572 shares of Common Stock that have been issued to him as Performance Shares. As noted in the Summary Compensation Table and related notes below, as of June 22, 2002, all of the Performance Shares were eligible for release from escrow but the shares have not yet been delivered, pending effectiveness of this Registration Statement. However, because of forfeitures by persons who left the Company, and no subsequent reallocations to eligible persons, there were 172,072 unallocated Performance Shares at that date.

     For certain of the recipients of the Performance Shares, including Mr. Mandell, the Performance Shares are treated as compensation effective on the lapse of all escrow conditions and receipt of the particular Performance Shares, after release from escrow. The compensation is measured by the Company’s market price of its Common Stock on that date. To fund the income taxes due on receipt of Performance Shares, recipients may be required to liquidate some of their Performance Shares as received. For Mr. Mandell, this has been a significant factor in his decision to decline receipt of Performance Shares because regulatory requirements or business considerations affecting the Company and its stockholders have made it imprudent for him to consider a significant sale to cover the personal tax liabilities, otherwise incurred on receipt of the Performance Shares, particularly since the motivation for any such sale could be misconstrued by the Company’s stockholders. All 846,572 shares of Common Stock that have been issued to Mr. Mandell as Performance Shares are being registered for resale pursuant to this Registration Statement.

Summary Compensation Table

								Long Term Compensation

								Awards(8)(9)(10)			Payouts

										Restricted
										Stock
								Securities		Awards
								Under		($)	Payouts
								Options/ SARs
			Annual Compensation					Granted (#)
Name and Principal								(Declined)		LTIP
Position	Year		Salary	Bonus		Other		(#)(5)(7)		Payouts

Henry R. Mandell (1)	2002	(2)	$214,200		$(2)	$47,456	(2)(8)(9)(10)	550,000		N/A	N/A
Chief Executive Officer	to date							(250,000	)(3)(6)
	12/01		$210,000	$—		$—		300,000		N/A	N/A
								(500,000	)(3)
	12/00		$200,000	$20,000		$9,000		—		N/A	N/A
	12/99		$175,000	$—		$34,000	(8)(9)	750,000	(4)	N/A	N/A

(1)	Mr. Mandell became an employee of the Company in March 1998. He became Interim Chief Executive Officer of the Company on September 25, 1998, concurrent with the effective date of Mr. Gershick’s resignation as President and Chief Executive Officer. He became Chairman and Chief Executive Officer in February 2000, with his base salary in 2000 set at $200,000 and an entitlement to a bonus, as granted by the Compensation Committee equal to 5% of the Company’s income after taxes (not to exceed $100,000). Mr. Mandell does not receive any other cash compensation but did receive reimbursement for expenses and benefits on the same terms as other employees.

(2)	Reflects annual base salary and option and equity transactions to date.

(3)	Amounts in parenthesis reflect options that were declined in the specified year.

(4)	Excludes options to acquire 500,000 shares of Common Stock of the Company granted prior to 1999 of which 100,000 options were exercisable at $0.125 per share, 150,000 options were exercisable at $0.5000 per share and 250,000 options were exercisable at $1.00 per share.

(5)	Of the options shown: 50,000 were granted in 2002 and 50,000 were granted in 2001 to Mr. Mandell in his capacity as a director; 500,000 granted prior to the date of his employment contract were treated as having been fully vested at November 12, 1999 and at that time he was granted options to acquire 750,000 additional shares (250,000 shares exercisable at $0.50 and immediately vested; 250,000 shares exercisable at $0.55 to vest on November 12, 2000; and 250,000 shares exercisable at $0.75 to vest on November 12, 2001). See note 7 below.

(6)	In January 2001, Mr. Mandell was granted vested options to acquire 250,000 shares at an exercise price of $0.22 per share (the “January 2001 Options”). As set forth in note 7 below, in January 2002, he declined these options in connection with the one year extension of his employment agreement.

(7)	In connection with the negotiation of the one year extension to his employment agreement to November 2002, Mr. Mandell declined the January 2001 Options as well as 500,000 options (250,000 options exercisable at $0.75 a share and 250,000 exercisable at $1.00, both effective as of November 12, 2001). He also was granted 500,000 options which, in accordance with understandings also reached in November 2001, were priced at the market price on the date of the annual meeting in June 2002 ($0.12). As a result, as of the date hereof, Mr. Mandell holds options to acquire 1,350,000 shares.

(8)	For 1999 and 2002, the Summary Compensation Table reflects the value of compensation in connection with Performance Shares as “Other” compensation valued in 1999 on the date of the delivery of the shares released from escrow to Mr. Mandell. For 2002, the compensation is shown for reference as if Mr. Mandell had received the Performance Shares described in note 10 below on August 15, 2002. It will be adjusted, as needed, to reflect the market price on the actual date of receipt. It does not reflect compensation in connection with Performance Shares in 2000 and 2001 because the Performance Shares were declined.

(9)	Mr. Mandell was allocated 843,144 Performance Shares in 1999 (including 168,628 Performance Shares transferred from Steven Gershick, the former Chief Executive Officer of the Company, to Mr. Mandell), and $34,000 compensation was recorded in 1999 for the 168,628 Performance Shares transferred to him in that year. During 2000 and 2001, 168,628 and 252,944 Performance Shares, respectively, were released from escrow and he declined ownership in these shares.

(10)	In connection with the extension of the employment agreement described in note 7 above, Mr. Mandell declined 252,944 Performance Shares released from escrow in 2001 (but transfer to treasury has not been completed). He was subsequently allocated 425,000 Performance Shares and is entitled to the 252,944 Performance Shares eligible for release from escrow on June 22, 2002, neither of which he is currently in receipt of. As set for in note 8 above, compensation of $47,456 is shown for reference as “Other” compensation, as if Mr. Mandell received the 425,000 Performance Shares and the 252,944 Performance Shares eligible for release in 2002 as of August 15th. As a result, as of the date hereof, Mr. Mandell holds 846,572 Performance Shares consisting of 168,628 Performance Shares transferred directly from Mr. Gershick; 425,000 Performance Shares allocated on January 2, 2002 and 252,944 Performance Shares eligible for release from escrow in June 2002. He is not entitled to either the reissuance of the 2001 Performance Shares, or any other Performance Shares which remain unallocated. The Board of Directors, in its sole discretion, could elect to grant additional Performance Shares to him, but has not presently indicated any intention to do so. Mr. Mandell holds an additional 10,000 shares of Common Stock purchased in the open market.

Option/Stock Appreciation Right (“SAR”) Grants During The
Most Recently Completed Financial Year

     The following table presented in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Regulations thereunder sets forth stock options granted under the Company’s Stock Option Plan (the “Stock Option Plan”) during the most recently completed financial year to each of the Named Executive Officers:

	Individual Grants					Potential Realizable		Alternative
						Value at Assumed		to
				Market Value		Annual Rates of		Realizable
				of		Stock Price		Value:
		% of Total		Securities		Appreciation for		Grant
	Securities	Options/		Underlying		Option Term		Value Date
	Under	SARs		Options/
	Options/	Granted to	Exercise or	SARs on Date				Grant Date
	SARs	Employees in	Base Price	of Grant	Expiration			Present
	Granted	Fiscal Year	($/Security)	($/Security)	Date	5%($)	10%($)	Value $

Henry Mandell	50,000	100.0%	$0.30	$0.30	May 2006(1)	N/A	N/A	N/A
All Others Directors	400,000	N/A	$0.30	$0.30	May 2006(1)	N/A	N/A	N/A

(1)	All options are currently exercisable.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

     The following table (presented in accordance with the Exchange Act and the Regulations) sets forth details of all exercises of stock options/SARs granted during the year ended December 31, 2001 by each of the Named Executive Officers and the financial year-end value of unexercised options/SARs on an aggregated basis:

Value of Unexercised
In-the-Money
	Securities		Unexercised	Options/SARs at Fiscal
	Acquired	Aggregate Value	Options/SARs at	Year-End ($)
Name (1)	on Exercise	Realized	Fiscal Year-End	Exercisable/Unexercisable

Henry R. Mandell	N/A	N/A	800,000 (2)	$0.00 (1)

(1)	Does not include 550,000 options priced in accordance with terms of the agreement, on the date of the 2002 Annual Stockholders Meeting. The price on that date was $0.12. All options are currently exercisable.

(2)	Weighted average exercise price is $0.46.

TEN-YEAR OPTION/SAR REPRICINGS

     During the year ended December 31, 2001 there were no repricings of stock options/SARs held by Henry R. Mandell, the only named executive officer.

Employment Agreements

     Effective April 12, 2002, the Company and Mr. Mandell agreed to a one year extension of his three year employment agreement originally entered into in November 1999. In 2001, Mr. Mandell’s salary was set at $210,000 and he declined any bonus. Under his employment agreement, Mr. Mandell is entitled to an annual bonus, as set by the Compensation Committee, equal to 5% of the Company’s income after taxes. He is also entitled to reimbursement for reasonable travel and housing expenses while away from the Westlake Village, CA executive offices on company business and is now entitled to one year severance in the event of a change of control transaction.

     In connection with the 1999 employment agreement, 500,000 options previously granted to Mr. Mandell were treated as having been fully vested at November 12, 1999 and at that time he was granted options to acquire 750,000 additional shares (250,000 shares exercisable at $0.50 and immediately vested; 250,000 shares exercisable at $0.55 which vested on November 12, 2000; and 250,000 shares exercisable at $0.75 which vested on November 12, 2001). In addition, 168,628 Performance Shares held by Mr. Gershick, the former Chairman directly and the 674,516 Performance Shares, then in escrow, were reallocated to Mr. Mandell. During 2000, Mr. Mandell declined ownership in the 168,628 Performance Shares released in 2000.

     In January 2001, Mr. Mandell was granted an additional 250,000 options immediately exercisable at $0.22 per share. In connection with the negotiation of the one year extension to his employment agreement, he declined the January 2001 options as well as the 252,944 Performance Shares eligible for release from escrow in 2001, the 250,000 options exercisable at $0.75 a share and the 250,000 options exercisable at $1.00 (granted prior to the date on which he became CEO). He was allocated 425,000 Performance Shares, which were placed in escrow and eligible for release effective June 22, 2002 and was granted 500,000 options which, in accordance with the agreement, were priced at the market price on the date of the 2002 Annual Meeting, which was $0.12. Mr. Mandell’s base salary for 2002 was set at $214,200 and in addition to the allocation of options and Performance Shares, his severance payments in the event of a change of control transaction, were extended from 6 months to one year, which in 2002, would be $214,200 plus any bonus granted to him and a continuation of employee benefits. Performance Share compensation is measured for the recipient based on the market price of the Registrant’s Common Stock on the date of receipt of the particular Performance Shares, after the lapse of all escrow conditions and release from escrow, but for purposes of presentation in this Registration Statement, as set forth in the Summary Compensation Table, the shares were valued on August 15, 2002.

Transactions with Management and Others

     During 2001, the Company was not a party to any transaction in which the amount involved exceeded $60,000 and in which any Director, executive officer, nominee for Director, security holder of more than 5% of the Company’s voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

INDEMNIFICATION AND PERSONAL LIABILITY
OF OFFICERS AND DIRECTORS

     Our Certificate of Incorporation contains a provision authorized by Delaware law which eliminates the personal liability of a director to us, or to any of our stockholders, for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. This provision has no effect on the availability of equitable remedies, such as an injunction or rescission for breach of fiduciary duty, including the duty of care. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Our bylaws obligate us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law, in respect of expenses, judgments, penalties, fines, and settlement of claims paid or incurred, including those resulting from liability under the 1933 Act, if the indemnitee acted in good faith and in what he or she reasonably believed to be in, or not opposed to, our best interest, and, in the case of criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful. The right to indemnity conferred by the bylaws is a contractual right.

     Such indemnification may be made against (a) expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, us) arising out of a position with us (or with some other entity at our request), and (b) expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, us, unless the director or officer is found liable to us and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification.

     In certain circumstances, Delaware law permits advances to cover such expenses before a final determination that indemnification is permissible. Delaware law requires indemnification for expenses in certain circumstances and, in others, requires that the indemnification be approved by a majority vote of directors not involved in the event. In certain actions brought by or on behalf of us against a person, indemnification of that person is available only after a judicial determination by the Court in which the matter was heard. To the extent that an indemnitee is successful in the defense of any proceeding, he or she is entitled to be indemnified against actual and reasonable expenses incurred in connection with such defense. Our bylaws establish procedures pursuant to which such a determination may be made.

     Delaware law permits us to enter into written agreements confirming (and in certain cases, extending our obligations to) the purchase of insurance on behalf of any of our directors, officers, employees or agents or other corporation, partnership, joint venture, trust or other enterprise whether or not we would have the power to indemnify such insured under Delaware law, against liabilities arising out of their positions with us. To date, we have not obtained any such insurance.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information (except as otherwise indicated by footnote) as to shares of Common Stock owned as of July 1, 2002 or which can be acquired in sixty days, by (i) each person known by management to beneficially own more than five percent (5%) of the Company’s outstanding Common Stock, (ii) each of the Company’s Directors, and officers, (iii) all executive officers and Directors as a group. On October 15, 2002 there were 47,406,939 shares of Common Stock outstanding.

	Amount and Nature of Beneficial
Name and address of Beneficial Owner (1)	Ownership	Percent of Class

Directors and Officers
Carlo Civelli(2)(3)	3,970,958	8.4%
Stephen W. Desper(3)	1,245,202	2.6%
Henry Mandell(3)(4)	2,206,572	4.7%
James D. Pace(3)	336,997	*
Gilbert N. Segel(3)	238,000	*
All directors and executive officers as a group (5 persons)(3)	7,997,729	16.9%

*	Indicates that the percentage of shares beneficially owned does not exceed one percent (1%) of the class.

(1)	Each of the Directors and officers named can be reached at the Company’s corporate offices located at 900 Lafayette Street, Suite 710, Santa Clara, California 95050, except for Carlo Civelli, whose address is Gerbergasse 5, Zurich, 8023, Switzerland. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	Carlo Civelli controls Clarion Finanz AG, a non-reporting investment company. Holdings of Mr. Civelli and Clarion Finanz AG are combined, and include all shares of the Company held of record or beneficially by them, and all additional shares over which he either currently exercises full or partial control, without duplication through attribution.

(3)	Includes 50,000 vested options granted to each Director on June 17, 2002, and exercisable at $0.12 per share and vesting in one year. It also includes for Gilbert N. Segel, 50,000 vested options exercisable at $0.11 per share and granted to Mr. Segel effective January 2, 2002 to correct an ongoing inequity in his grants because of the timing of his election to the Board.

(4)	Includes 1,350,000 options held by Mr. Mandell of which 1,350,000 are vested and are exercisable at various prices from $0.12 to $0.55. The options have varying expiration dates of which the final such expiration date will be June 13, 2007.

SELLING STOCKHOLDERS

     The shares of Common Stock offered hereunder are to be offered for sale, from time to time, by persons who acquired them in private placements, or who may acquire the shares on exercise, from time to time, of Warrants held by them. The shares offered also include the Performance Shares which have been released to date and which have not been sold by the holders as well as the Performance Shares to be released in June of 2002.

     The following tables set forth the names and addresses of each of the Selling Stockholders, other than officers and directors (who have the address indicated in Principal Stockholders), indicate their relationship to us or our predecessors and specify security ownership at July 1, 2002. The tables show security ownership before and after giving effect to the sale of Common Stock registered hereunder.

					Percentage
					Ownership After
				Securities To Be	Offering, if all
			Percentage	Retained, if all	Registered
	Category of Shares	Shares	Ownership Before	Registered	Securities
Name and Relationship	Beneficially Owned(1)(2)	Offered	Offering(2)(3)	Securities are Sold	are Sold(4)

Henry R. Mandell (3) Chief Executive Officer, Chief Financial Officer, Secretary and Director	Shares — 856,572 Options — 1,350,000 Total — 2,206,572	846,572 0 846,572	4.5%	10,000 1,350,000 1,360,000	2.7%
Carlo Civelli Director(5)	Shares — 3,820,958 Options — 150,000 Total — 3,970,958	1,390,880 0 1,390,880	8.2%	1,390,880 150,000 1,540,880	5.3%
Stephen W. Desper Director	Shares — 1,095,202 Options — 150,000 Total — 1,245,202	1,095,202 0 1,095,202	2.5%	0 150,000 150,000	*
Gilbert N. Segel Director	Shares — 38,000 Options — 200,000 Total — 238,000	33,000 0 33,000	*	5,000 200,000 205,000	*
James D. Pace Director	Shares — 186,997 Options — 150,000 Total — 336,997	126,996 0 126,996	*	60,000 150,000 210,000	*
Lufeng Investments Ltd	Shares — 179,453 Warrants — 200,000 Total — 379,453	179,453 200,000 379,453	*	0 0 0 0	*
Bank Insinger de Beaufort Herengracht 551 1017 BW Amsterdam The Netherlands	Warrants — 500,000	500,000	*	0 0
CPR (USA) Inc 101 Hudson St., 37th Floor Jersey City, NJ 07302	Warrants — 450,000	450,000	*	0	*
Romofin AG Burglestrasse 6 8027 Zurich, Switzerland	Warrants — 500,000	500,000	*	0 0	*
LibertyView Funds, L.P. Hemisphere House 9 Church Street Hamilton, Bermuda HMDX	Warrants — 360,000	360,000	*	0	*
LibertyView Fund, LLC 101 Hudson St., 37th Floor Jersey City, NJ 07302	Warrants — 90,000	90,000	*	0 0	*

(1)	Each of the Directors and officers named can be reached at the Company’s corporate offices located at 900 Lafayette Street, Suite 710, Santa Clara, California 95050, except for Carlo Civelli, whose address is Gerbergasse 5, Zurich, 8023, Switzerland. The other Selling Stockholders can be reached at the address shown. Since September 11, 2001, the Company has been unable to contract Lufeng Investments, Ltd.; which formerly had offices in the New York World Trade Center and therefore the information is shown as last available to the Company. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Each of the Selling Stockholders (including CPR(USA) Inc. and the LibertyView parties which are affiliated with registered broker dealers) has advised us that it is not a registered broker dealer or is not authorized to engage in broker dealer activities and at the time of the acquisition of securities from us, acknowledged that the purchase was for his or its own account and that there were no existing agreements or understanding concerning a distribution of the securities.

(2)	“Shares” includes shares of Common Stock and Performance Shares. “Warrants” includes Warrants which are currently exercisable or exercisable within 60 days of the date hereof. “Total” includes Shares and Options and Warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(3)	Includes the 1,350,000 options held by Mr. Mandell of which 850,000 are vested and are exercisable at various prices from $0.12 to $0.55 and 500,000 options which were reserved for grant at the 2002 Annual Meeting and are exercisable at $0.12. The options have varying expiration dates of which the final such expiration date will be June 13, 2007.

(4)	Denominator includes all shares reserved for issuance to the specified person on exercise of Warrants or options which are exercisable within 60 days of the date hereof.

(5)	Clarion Finanz AG is a non-reporting investment company controlled by Carlo Civelli. Holdings of Mr. Civelli and Clarion Finanz AG are combined, and include all shares of the Company held of record or beneficially by either, and all additional shares over which either currently exercises full or partial control, without duplication through attribution.

*	Denotes less than 1% ownership, assuming exercise of currently exercisable options and Warrants.

PLAN OF DISTRIBUTION

     The shares of Common Stock held by the Selling Stockholders may be offered by them in varying amounts and transactions, from time to time, including through the facilities of the OTC Bulletin Board or such other exchange or reporting system where the Common Stock may be traded, at prices then obtainable and satisfactory to them so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement. Brokerage commissions may be paid or discounts allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, none of the Selling Stockholders has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock as of the date of this prospectus. We will receive the proceeds from the exercise of Warrants but the Selling Stockholders, not we, will receive the net proceeds of any sales of their Common Stock hereunder after payment of any discounts and commissions. We have paid the professional fees and related costs of this registration statement from our general funds.

Registration Rights Of Certain Selling Stockholders

     We have granted certain registration rights with respect to Common Stock to the Selling Stockholders who are not our affiliates and who acquired 179,453 shares of Common Stock (in the December Transactions and in private placements) or who could acquire 1,650,000 shares issuable on exercise of Warrants issued in the December Transactions (the “Registrable Shares”). We also have agreed that if we propose to register any of our securities under the 1933 Act in connection with the public offering of such securities for cash, including the Performance Shares, as released, (other than a registration relating solely to the sale of securities pursuant to a Rule 145 transaction) it will allow those holders to have their Registrable Securities included in such registration statement. We have agreed to bear all registration expenses in connection with the registration of the Registrable Securities other than underwriting commissions.

DESCRIPTION OF CAPITAL STOCK

General

     Our authorized capital consists of 65,000,000 shares of Common Stock (par value U.S. $.01) of which 47,406,939 were outstanding at October 15, 2002, exclusive of the 2,100,000 shares reserved for issuance on exercise of outstanding Warrants and 2,510,000 shares reserved for issuance on exercise of outstanding Options and 1,000,000 shares of Preferred Stock (par value U.S. $.01) of which 150,000 preferred shares are designated as Series B Preferred Stock. As of October 15, 2002, there were 87,967 shares of Series B Preferred Stock outstanding.

Common Stock

     All of the issued shares of our Common Stock are fully paid and non-assessable and rank equally as to voting rights, participation in the distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. Each share of Common Stock entitles the holder to one vote. In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of the Common Stock will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid our liabilities. Subject to the rights granted to holders of Preferred Stock, holders of the Common Stock are entitled to dividends only when and to the extent declared by the Board of Directors. While in escrow, the holders of the Performance Shares have full voting rights on the escrowed shares.

     Of the 47,406,939 shares of Common Stock currently issued and outstanding as of October 15, 2002, 2,360,179 were classified as escrowed Performance Shares, and all of which were released on June 22, 2002 including the 1,320,210 Performance Shares released to officers and directors, all of which are available for resale. The Performance Shares were held in escrow by our transfer agent, Computershare Investor Services, and were released under the modification arrangements.

     We have Options outstanding which could result in the issuance of up to approximately 2.5 million shares of additional Common Stock. If the Warrants covered by this Registration Statement are exercised, it could result in the issuance of up to approximately 2.1 million additional shares of Common Stock. The Options have been granted to officers, directors and employees and the Warrants have been issued in private placements and as payment for services rendered. Warrants are non-transferable and adjusted in the event of a share consolidation or subdivision or other similar change to our capital. See “Executive Compensation” in our Annual Report on Form 10-K or in our Proxy materials for further information with respect to the Options.

     In December 1999, we completed a set of financial transactions (the “December Transactions”) with certain existing holders of our equity and debt and with new institutional investors. The December Transactions included the private placement of 1,884,254 additional shares of our Common Stock ($1.05 million in new capital or $0.55725 per share), the issuance of warrants to acquire 2,100,000 shares of Common Stock exercisable for three years at an exercise price of $.67 per share), the cancellation of 500,000 warrants to acquire Common Stock issued in that earlier financing, the conversion of $1 million of short term debt into a new Series B Preferred Stock and the conversion of $225,000 of secured debt into secured long term convertible debt.

     In the December Transactions, $895,000 in short term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $0.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash. In the December Transactions, $225,000 of secured debt, including accrued interest, was converted into secured long term convertible debt. The long term debt was repaid, with interest, in June 2001.

Preferred Stock Generally

     The Board of Directors is authorized to issue, without stockholder action, up to 1,000,000 shares of Preferred Stock. Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

Series A Preferred Stock

     In connection with a private placement in April 1998, the Board of Directors authorized the issuance of up to 100,000 shares of Series A 7% Convertible Preferred Stock (“Series A Preferred Stock”) with a par value of $.01 per share and a stated value of $50.00 per share, with a 7% per annum dividend. In the April 1998 private placement, 60,000 shares were issued. None of the Series A Preferred Stock is currently outstanding.

Series B Preferred Stock

     In connection with the December Transactions, the Board of Directors authorized the issuance of up to 150,000 shares of Series B Preferred Stock with a par value of $0.01 per share and a stated value of $10.00 per share, with a 10% annual dividend. In the December Transactions 102,967 shares of Series B Preferred Stock were issued of which 87,967 remain outstanding.

     The Series B Preferred Stock ranks: (i) prior to all of our Common Stock, and (ii) prior to any class or series of capital stock created after the Series B Preferred Stock (unless such future class specifically, by its terms, ranks on parity with the Series B Preferred Stock), and (iii) junior to any class or series of capital stock created before the Series B Preferred Stock, in each case as to distributions of assets upon liquidation, dissolution or winding up, whether voluntary or involuntary (all such distributions being referred to together as “Distributions”). The Series B Preferred Stock will bear a 10% per annum cumulative dividend, payable out of assets legally available therefor, at the Conversion Date (as defined below) in cash or Common Stock at the Conversion Price (as defined below), at our option. No dividends shall be paid on the Common Stock or any other subsequently issued stock prior to the payment of dividends on the Series B Preferred Stock.

     In the event of any liquidation, dissolution or winding up, either voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive a liquidation preference of $10.00 per share plus any accrued and unpaid dividends, subject to adjustments for certain change of control and normal corporate reclassifications and to pro rata distributions in the event that assets are insufficient to fully fund the liquidation preference. Holders of the Series B Preferred Stock have a right to convert their shares, at their option on or after December 29, 2000. The date we receive a notice of conversion from a stockholder shall be treated as a “Conversion Date.”

     The conversion price shall be determined on the Conversion Date and shall equal ninety percent of the average of the closing bid prices of Common Stock for ten consecutive trading days ending on the trading day immediately preceding the Conversion Date. The conversion price may not be lower than the average of the closing bid prices of Common Stock for the ten consecutive trading days ending one trading day prior to December 29, 1999 (the “Floor Price”) or be higher than 200% of the Floor Price.

     After giving effect to the Series A and B Preferred Stock allocations, we have 750,000 shares of Preferred Stock remaining reserved for issuance all of which shares which could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control without any further action by the stockholders or discouraging bids for our Common Stock at a premium because the purchasers would not be in a position to limit certain future capital transactions through the issuance of Preferred Stock. In addition, we believe that conversions of future issuances of Preferred Stock could discourage market interest in our Common Stock because of the dilutive effects on the capital structure and possible price pressure and market overhang because of a potential sale of the Common Stock into the market. If the future preferred stock were to be issued with conversion features that set the conversion price of the preferred stock at less than current market, it could discourage interest in our Common Stock and could have the effect of decreasing the market price of the Common Stock.

Application Of California Corporations Code

     Although incorporated in Delaware, our business has been conducted through our operating subsidiaries in the State of California. Section 2115 of the California Corporations Code (“Section 2115”) provides that certain provisions of the California Corporations Code shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as Spatializer can be subject to Section 2115 even though we do not ourselves transact business in California if, on a consolidated basis, the average of the property factor, payroll factor and sales factor is more than fifty percent (50%) deemed to be in California during its latest full income year and more than one-half of our outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. We currently are deemed to be subject to Section 2115.

Delaware Corporate Governance Issues

     As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination has been approved by the directors and stockholders as provided in our Certificate of Incorporation and Bylaws. Our Certificate of Incorporation and Bylaws incorporate the provisions of Section 203. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock and approval of the holders of at least two-thirds of the voting stock is required to alter, amend or repeal the foregoing provisions.

     We have adopted certain provisions to limit the ability of stockholders to change corporate management. Our Certificate of Incorporation contains provisions which classifies the Board of Directors and provides that Board members may only be removed for cause and with the approval of the holders of two-thirds of the voting stock. The Certificate of Incorporation adopts the interested stockholder provisions described above. While these or similar provisions are commonly adopted by public corporations formed under Delaware law, such provisions may allow management to retain their positions with us and may discourage third parties from attempting to acquire control of us. As a result, our stockholders may have reduced opportunities to sell their stock in transactions where third parties are seeking an interest in us and such third parties may be discouraged from undertaking transactions to acquire a significant interest in us.

SHARES ELIGIBLE FOR FUTURE SALE

     As of October 15, 2002 and including the effect of the December Transactions, there were 47,406,939 shares of Common Stock outstanding and 2,100,000 shares reserved for issuance on exercise of outstanding Warrants and 2,510,000 shares reserved for issuance on exercise of outstanding Options, representing in the aggregate a fully diluted total of 52,016,939 shares. Of that total, approximately 7.9 million, or 16.9%, were held by persons who are officers or directors.

LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for us by Crosby, Heafey, Roach & May, Professional Corporation.

EXPERTS

     The consolidated financial statements of Spatializer Audio Laboratories, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2001 have been included herein in reliance upon the report of Farber & Hass LLP independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, part of which has been omitted in accordance with the rules and regulations of the SEC. In addition, the registration statement and this prospectus incorporate by reference certain materials previously filed with the SEC. You should read the exhibits carefully for provisions that may be important to you. We became subject to the reporting requirements imposed under the Securities Exchange Act of 1934 (the “1934 Act”) on August 21, 1995, and have filed all reports required to be filed since such date.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s Web site at “http://www.sec.gov”.

     Upon request, we will provide copies of materials on file at the SEC to stockholders and any person to whom a prospectus is delivered, including material incorporated herein by reference. Requests should be made orally or in writing to Spatializer Audio Laboratories, Inc. 900 Lafayette Street, Suite 710, Santa Clara, California 95050, Attention: Secretary, telephone (408) 296-0600.

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2002	2001

	(unaudited)
ASSETS
Current Assets:
Cash and Cash Equivalents	$967,025	$869,478
Accounts Receivable	457,411	442,555
Prepaid and Deposits	50,314	133,251

Total Current Assets	1,474,750	1,445,284
Property and Equipment, net	96,945	50,586
Intangible Assets, Net	233,261	255,726
Other Assets	—	1,510

Total Assets	$1,804,956	$1,753,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Notes Payable to Related Parties	112,500	112,500
Accounts Payable	67,274	14,872
Accrued Wages and Benefits	71,487	72,969
Accrued Expenses and Taxes	42,955	41,197
Net Liabilities of Discontinued Operation	74,845	100,000

Total Current Liabilities	369,061	341,538
Shareholders’ Equity:
Series B, 10% Redeemable Convertible Preferred shares, $.01 par value, 1,000,000 shares authorized, 87,967 shares issued and outstanding at June 30, 2002 and December 31, 2001, respectively	880	880
Common shares, $.01 par value, 50,000,000 shares authorized, 47,406,939 shares issued and outstanding at June 30, 2002 and December 31, 2001, respectively	474,070	474,070
Additional Paid-In Capital	46,402,852	46,402,852
Accumulated Deficit	(45,441,907)	(45,466,234)

Total Shareholders’ Equity	1,435,895	1,411,568
Total Liabilities and Shareholder’s Equity	$1,804,956	$1,753,106

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)

	For the Three Month Period Ended		For the Six Month Period Ended

	June 30,	June 30,	June 30,	June 30,
	2002	2001	2002	2001

Revenues:
Royalty and Product Revenues	470,631	485,893	911,112	911,974

	470,631	485,893	911,112	911,974
Cost of Revenues	39,719	41,090	67,921	68,590

Gross Profit	430,912	444,803	843,191	843,384
Operating Expenses:
General and Administrative	182,710	207,355	318,044	358,252
Research and Development	119,437	223,381	243,040	360,703
Sales and Marketing	125,986	115,283	256,325	228,986

	428,133	546,019	817,409	947,941

Operating Profit (Loss)	2,779	(101,216)	25,782	(104,557)
Interest Income	3,079	11,775	6,569	29,632
Interest Expense	(2,812)	(8,068)	(5,624)	(16,550)

	267	3,707	945	13,082

Income (Loss) Before Income Taxes	3,046	(97,509)	26,727	(91,475)
Income Taxes	—	—	(2,400)	(500)

Net Income (Loss)	$3,046	$(97,509)	$24,327	$(91,975)

Basic/Diluted Earnings Per Share	$0.00	$(0.00)	$0.00	$(0.0)

Weighted Average Shares Outstanding	47,406,939	47,386,521	47,406,939	47,326,691

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Six Months Ended
	June 30,

	2002	2001

Cash flows from operating activities:
Net Income (Loss)	$24,327	$(91,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	48,803	44,435
Net change in Assets and Liabilities:
Accounts Receivable	(14,856)	(23,442)
Prepaid Expenses and Deposits	84,447	(35,002)
Accounts Payable	52,402	(32,931)
Changes in Discontinued Operation	(25,155)	(74,482)
Accrued Liabilities	276	(57,868)

Net Cash Provided (Used) In Operating Activities	170,244	(271,265)

Cash Flows from Investing Activities:
Purchase of Property and Equipment	(72,602)	(5,000)
Increase in Capitalized Patent and Technology Costs	(95)	(22,863)

Net Cash Used in Investing Activities	(72,697)	(27,863)

Cash flows from Financing Activities:
Exercise of Warrants	—	1,000
Repayment of Related Party Payable	—	(225,000)
Repayment of Notes Payable	—	(241)

Net Cash Provided by Financing Activities	—	(224,241)

Increase (Decrease) in Cash and Cash Equivalents	97,547	(523,369)
Cash and Cash Equivalents, Beginning of Period	869,478	1,467,988

Cash and Cash Equivalents, End of Period	$967,025	$944,619

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$5,625	$16,550
Income Taxes	2,400	—

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(unaudited)

Series B, 10% Redeem. Conv.
	Preferred Shares		Common Shares
Total
	Number of		Number of		Additional	Accumulated	Shareholders'
	shares	Par value	shares	Par value	paid-in-capital	Deficit	Equity

Balance, December 31, 2001	87,967	$880	47,406,939	$474,070	$6,402,852	$(45,466,234)	1,411,568
Issuance of Preferred Shares, Net	—	—	—	—	—	—	—
Options Exercised	—	—	—	—	—	—	—
Warrants Exercised	—	—	—	—	—	—	—
Options Issued for Services	—	—	—	—	—	—	—
Conv. of Pref Shares, net	—	—	—	—	—	—	—
Net Income		—	—	—	—	24,327	24,327

Balance, June 30, 2002	87,967	$880	47,406,939	$474,070	$6,402,852	$(45,441,907)	$1,435,895

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) NATURE OF BUSINESS

Spatializer Audio Laboratories, Inc. and subsidiaries (the “Company”, “our” and “we”) are in the business of developing and licensing technology.

Our wholly owned subsidiary Desper Products, Inc. (“DPI”) is in the business of developing proprietary advanced audio signal processing technologies and products for consumer electronics, entertainment, and multimedia computing.

Our wholly owned subsidiary, MultiDisc Technologies, Inc. (“MDT”) was in the business of developing scalable, modular compact disc (“CD”) and digital versatile disc (“DVD”) server technologies associated with a network based CD / DVD server for internet and intranet applications. Operations of MDT were discontinued in the fourth quarter of 1998. Our efforts to sell these assets, though continuing, have not been successful to date.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company are condensed and do not include some of the information necessary to obtain a complete understanding of the financial data. Management believes that all adjustments necessary for a fair presentation of results have been included in the unaudited consolidated Financial Statements for the interim periods presented. Operating results for the three-month and six-month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Accordingly, your attention is directed to footnote disclosures found in the December 31, 2001 Annual Report and particularly to Note 2 which includes a summary of significant accounting policies.

Basis of Consolidation

The consolidated financial statements include the accounts of Spatializer Audio Laboratories, Inc. and its wholly owned subsidiary, Desper Products, Inc. MultiDisc Technologies, Inc. has been presented as a discontinued operation. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

We accrue revenues based on licensee royalty reports, management estimates and reports from third parties. While management endeavors to minimize the use of estimates, any deviation from estimates utilized are adjusted in the subsequent quarter. Royalty income reported is based on the shipment of product incorporating the related technology by the original equipment manufacturer or foundries.

Intangible Assets

Intangible Assets consist primarily of patents. Cost directly attributable to patents, consisting primarily of legal and filing fees, are capitalized and amortized over the remaining life of the patent (which range from 4 to 16 years) using the straight-line method. In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, only intangible assets with definite lives are amortized. Non-amortized intangible assets are instead subject to annual impairment testing.

Intangible assets consist of the following:

	June 30, 2002

				Weighted
	Gross		Net	Average
	Intangible	Accumulated	Intangible	Life
	Assets	Amortization	Assets	(Years)

Patents	$424,831	$215,777	$209,054	12
Other	40,914	16,707	24,207	5

Total	$465,745	$232,484	$233,261

	December 31, 2001

				Weighted
	Gross		Net	Average
	Intangible	Accumulated	Intangible	Life
	Assets	Amortization	Assets	(Years)

Patents	$424,736	$197,953	$226,783	12
Other	40,914	11,971	28,943	5

Total	$465,650	$209,924	$255,726

Estimated amortization expense for each of the next five years ended December 31, is as follows:

2002 (12 months)	$45,000
2003	48,000
2004	41,000
2005	23,000
2006	14,000

Total	$171,000

Research and Development Expenditures

We expense research and development expenditures as incurred.

(3) INCOME (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The following table presents contingently issuable shares, options and warrants to purchase shares of common stock that were outstanding during the six month periods ended June 30, 2002 and 2001 which were not included in the computation of diluted loss per share because the impact would have been antidilutive or less than $0.01 per share:

	2002	2001

Options	2,510,000	3,122,300
Warrants	2,100,000	2,215,000

	4,610,000	5,337,300

During the six months ended June 30, 2002, 800,000 options were granted to officers and board members and 162,299 options had expired.

(4) COMPREHENSIVE INCOME (LOSS)

The Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (“SFAS 130”), in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. We adopted SFAS No. 130 on January 1, 1998. Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income (loss) includes foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. We did not have components of other comprehensive (loss) income during the six-month periods ended June 30, 2002 and 2001. As a result, comprehensive (loss) income is the same as the net income for the six-month periods ended June 30, 2002 and 2001.

(5) SEGMENT REPORTING

The Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), in June 1997. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. It replaces the “industry segment” concept of SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, with a “management approach” concept as to basis for identifying reportable segments. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. We adopted SFAS 131 in December 1997. At June 30, 2002, we have only one operating segment, DPI, the Company’s Audio Signal Processing business.

(6) MAJOR CUSTOMERS

A substantial portion of our licensing and royalty revenues are derived from four major customers. The following customers comprised greater than 10% of total revenues during the six months ended June 30, 2002 and 2001:

	2002	2001

Customer A	36%	41%
Customer B	21%	36%
Customer C	7%	15%
Customer D	10%	0%

(7) CONTINGENCIES

Legal

     In connection with the downsizing of the Company in 1998, a number of employees were terminated and have filed, on various dates, employment and compensation related claims with California State labor authorities, all but two of which claims have been settled. Two former officers and employees of MDT initiated proceedings before the Labor Commissioner in 2000 seeking amounts allegedly due (aggregating approximately $800,000) under their employment agreements, which claims, if resolved in favor of the claimants, could be material to the financial statements of the Company. The Labor Commissioner has postponed those proceedings. In that action, the claimants filed a motion to strike the MDT complaint under the California “anti-Slapp” legislation. The Court rejected that motion and the litigation is in the discovery stages. Separately, MDT initiated litigation in the Superior Court, Orange County seeking declaratory relief to bar the labor claims, as well as return of intellectual property and unspecified damages for breaches of the former officers’ and employees’ employment agreements. These employees, however, have filed for personal bankruptcy and as a result, the claims became inactive. At December 2001, bankruptcy for one such employee had been dismissed and that proceeding could be reactivated. Should further action be taken by the ex-employees in this matter, management does not believe that the final result would have a material impact on its financial condition.

     We also anticipate that, from time to time, we may be named as a party to other legal proceedings that may arise in the ordinary course of our business.

(8) SALE OF PREFERRED STOCK

     In the December 1999, $895,000 in short term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

(9) DISCONTINUED OPERATIONS

In September, 1998, the Board of Directors approved a plan to refocus corporate activities on our core audio business, Desper Products, Inc. In conjunction to this strategic refocusing, we permanently suspended operations of

MDT and placed the business and its related patent portfolio up for sale. There have been no material operating or terminating expenses of MDT since 1998.

(10) NOTES PAYABLE TO RELATED PARTIES

In June, 2001, we repaid Notes Payable to Related Parties of $225,000 plus accrued interest of approximately $33,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors Of Spatializer Audio Laboratories, Inc.:

     We have audited the accompanying consolidated balance sheets of Spatializer Audio Laboratories, Inc. and subsidiaries (The “Company”) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spatializer Audio Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with generally accepted accounting principles.

/s/ FARBER & HASS LLP

Oxnard, California
March 15, 2002

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,	December 31,
	2001	2000

Current Assets:
Cash and Cash Equivalents	$869,478	$1,467,988
Accounts Receivable	442,555	506,558
Prepaid Expenses and Deposits	133,251	26,458

Total Current Assets	1,465,284	2,001,004
Property and Equipment, Net	50,586	108,061
Intangible Assets, Net	255,726	302,789
Other Assets	1,510	45,170

	$1,753,106	$2,457,024

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes Payable to Related Party	112,500	337,742
Accounts Payable	14,872	51,782
Accrued Wages and Benefits	72,969	61,390
Accrued Expenses	41,197	99,595
Net Liabilities of Discontinued Operation	100,000	255,840

Total Current Liabilities	341,538	806,349

Commitments and Contingencies
Stockholders’ Equity (Deficit):
10% Series B Convertible Preferred shares, $0.01 par value; 1,000,000 shares authorized; 87,967 and 102,967 shares issued and outstanding at December 31, 2001 and 2000, respectively	880	1,030
Common shares, $0.01 par value; 65,000,000 shares authorized; 47,406,939 and 47,087,971 shares issued and outstanding at December 31, 2001 and 2000, respectively	474,070	470,880
Additional Paid-In Capital	46,402,852	46,404,892
Accumulated Deficit	(45,466,234)	(45,226,127)

Total Stockholders’ Equity	1,411,568	1,650,675

	$1,753,106	$2,457,024

See accompanying notes to consolidated financial statements

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2000	1999

Revenues:
Product Revenues, Net
Licensing Revenues
Royalty Revenues	$1,603,782	$2,201,812	$1,660,371

	1,603,782	2,201,812	1,660,371
Cost of Revenues	96,783	248,217	48,780

	1,506,999	1,953,595	1,611,591

Operating Expenses:
General and Administrative	707,115	599,291	515,843
Research and Development	639,223	540,269	383,176
Sales and Marketing	476,432	455,901	257,017

	1,822,770	1,595,461	1,156,036

Operating Income (Loss)	(315,771)	358,134	455,555

Interest Income	41,358	64,857	3,401
Interest Expense	(11,250)	(34,112)	(102,468)
Other Income (Expense), Net	42,691	3,140	4,804

	72,799	33,885	(94,263)

Income (Loss) Before Income Taxes	(242,972)	392,019	361,292
Income Taxes	2,865	(10,000)	(6,500)

Net Income (Loss)	$(240,107)	$382,019	$354,792

Basic and Diluted Income (Loss) per Share:	$(.01)	$.01	$.01

Weighted-Average Shares Outstanding	47,247,455	46,736,224	33,805,512

See accompanying notes to consolidated financial statements

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

Cash Flows from Operating Activities:
Net Income (Loss)	$(240,107)	$382,019	$354,792
Adjustments to Reconcile Net Income (Loss) to Net
Cash Provided (Used) by Operating Activities:
Depreciation	77,785	64,730	58,855
Amortization	61,345	21,239	44,709
Stock and Options Issued for Services		30,000
Net Change in Assets and Liabilities:
Accounts Receivable	64,003	181,037	(558,583)
Inventory			7,993
Prepaid Expenses and Deposits	(63,132)	(3,818)	16,521
Accounts Payable	(36,910)	(182,335)	(101,667)
Accrued Expenses and Other Liabilities	(46,819)	(183,268)	(360,718)
Discontinued Operations	(155,840)	(163,760)	(114,291)

Net Cash Provided (Used) by Operating Activities	(339,675)	145,844	(665,382)

Cash Flows from Investing Activities:
Purchase of Property and Equipment	(20,311)	(40,489)	(16,365)
Proceeds from Disposal		500
Intangible Assets	(14,282)	(116,235)	(6,740)

Net Cash Used by Investing Activities	(34,593)	(156,224)	(23,105)

Cash Flows from Financing Activities:
Issuance of Common and Preferred Shares, Net			1,959,627
Exercise of Options and Warrants	1,000	470,519	7,208
Notes and Amounts Due to (from) Related Parties	(225,242)		(519,757)
Repayments/Termination of Notes Payable		(14,149)	(647)

Net Cash Provided by Financing Activities	(224,242)	456,370	1,446,431

Increase (Decrease) in Cash and Cash Equivalents	(598,510)	445,990	757,944
Cash and Cash Equivalents, Beginning of Year	1,467,988	1,021,998	264,054

Cash and Cash Equivalents, End of Year	$869,478	$1,467,988	$1,021,998

Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for:
Interest	$11,250	$11,250	$11,250
Income Taxes	$3,237	$2,569	$6,500

See accompanying notes to consolidated financial statements

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A, 7% Redeemable		Series B, 10% Redeemable
	Preferred Stock		Preferred Stock		Common Shares

	Number of		Number of		Number of
	Shares	Par Value	Shares	Par Value	Shares

Balance, December 31, 1998	52,900	$529			25,841,867
Issuance of Preferred Shares, Net			102,967	$1,030
Issuance of Common Shares, Net					1,884,254
Options Exercised					59,998
Conversion of Preferred Shares	(52,900)	(529)			18,388,851
Net Income					—

Balance, December 31, 1999	0	0	102,967	$1,030	46,174,970
Options Exercised					648,001
Warrants Exercised					210,000
Stock Issued for Services					55,000
Net Income
Balance, December 31, 2000	0	0	102,967	$1,030	47,087,971

Conv. of Pfd. Shares, net			(15,000)	(150)	313,968
Options Exercised Warrants Exercised					5,000
Stock Issued for Services Net Loss
Balance, December 31, 2001	0	0	87,967	$880	47,406,939

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Shares
				Total
		Additional	Accumulated	Stockholders'
	Par Value	Paid-In-Capital	Deficit	Equity

Balance, December 31, 1998	$258,418	44,150,501	(45,962,938)	(1,553,490)
Issuance of Preferred Shares, Net		1,028,617		1,029,647
Issuance of Common Shares, Net	18,843	911,137		929,980
Options Exercised	600	6,608		7,208
Conversion of Preferred Shares	183,889	(183,360)
Net Income	—	—	354,792	354,792

Balance, December 31, 1999	$461,750	$45,913,503	$(45,608,146)	$768,137
Options Exercised	6,480	438,839		445,319
Warrants Exercised	2,100	23,100		25,200
Stock Issued for Services	550	29,450		30,000
Net Income			382,019	382,019
Balance, December 31, 2000	$470,880	$46,404,892	$(45,226,127)	$1,650,675

Conv. of Pfd. Shares, net	3,140	(2,990)
Options Exercised Warrants Exercised	50	950		1,000
Stock Issued for Services Net Loss			(240,107)	(240,107)
Balance, December 31, 2001	$474,070	$46,402,852	$(45,466,234)	$1,411,568

See accompanying notes to consolidated financial statements

SPATIALIZER AUDIO LABORATORIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business

     Spatializer Audio Laboratories, Inc. and subsidiaries (the “Company”) is in the business of developing and licensing technology. The Company sales, research and subsidiary administration are conducted out of facilities in Santa Clara, California.

     The Company’s wholly-owned subsidiary, Desper Products, Inc. (“DPI”), is in the business of developing proprietary advanced audio signal processing technologies and products for consumer electronics, entertainment, and multimedia computing. All Company revenues are generated from this subsidiary.

     The Company’s wholly-owned subsidiary, MultiDisc Technologies, Inc. (“MDT”), was in the business of developing scaleable, modular compact disc and digital versatile disc (“DVD”) server technologies associated with a network based compact disc/DVD server for internet and intranet applications. Operations of MDT were discontinued in the fourth quarter of 1998 and the assets have been marketed for sale (see Note 11).

(2) Significant Accounting Policies

     Basis of Consolidation — The consolidated financial statements include the accounts of Spatializer Audio Laboratories, Inc. and its wholly-owned subsidiary, Desper Products, Inc. MultiDisc Technologies, Inc. has been presented as a discontinued operation (see Note 11). All significant intercompany balances and transactions have been eliminated in consolidation. Corporate administration is not allocated to subsidiaries.

     Revenue Recognition — The Company recognizes revenue from product sales upon shipment to the customer. License revenues are recognized when earned, in accordance with the contractual provisions. Royalty revenues are recognized upon shipment of products incorporating the related technology by the original equipment manufacturers (OEMs) and foundries.

     Concentration of Credit Risk — Financial instruments, which potentially subject the company to concentrations of credit risk, consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments in certificates of deposit in excess of FDIC insurance limits, principally at CitiBank FSB. At December 31, 2001 substantially all cash and cash equivalents were on deposit at two financial institutions.

     At December 31, 2001, three customers accounted for 34%, 27% and 27%, respectively, of the Company’s trade receivables. The Company performs ongoing credit evaluations of its customers and normally does not require collateral to support accounts receivable. Due to the contractual nature of sales agreements and historical trends, no allowance for doubtful accounts has been provided.

     Cash and Cash Equivalents — Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     Customers Outside of the U.S. — Sales to foreign customers were 59% and 60% of total sales in the years ended December 31, 2001 and 2000, respectively.

     Major Customers — During the year ended December 31, 2001, four customers accounted for 40%, 23%, 15% and 14%, respectively, of the Company’s net sales. During the year ended December 31, 2000, three customers accounted for 36%, 35% and 14%, respectively, of the Company’s net sales. During the year ended December 31, 1999, four customers accounted for 30%, 26%, 15%, and 10%, respectively, of the Company’s net sales.

     Research and Development Costs — The Company expenses research and development costs as incurred.

     Advertising Costs — Costs incurred for producing and communicating advertising are expensed when incurred and included in selling, general and administrative expenses. Consolidated advertising expense amounted to $20,568, $2,968 and $7,304 in 2001, 2000 and 1999, respectively.

     Property and Equipment — Property and equipment are stated at cost. Property and equipment are depreciated over the useful lives of the asset under the straight line method. Leasehold improvements are amortized over the shorter of the useful life of the asset or lease term.

     Intangible Assets — Intangible assets consist of patent costs and trademarks which are amortized on a straight-line basis over the estimated useful lives of the patents which range from five to twenty years.

     Earnings Per Share — On December 31, 1997, the Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (“SFAS 128”) which replaces the presentation of primary and fully diluted earnings (loss) per share with a presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     Since the Company generated a net loss in 2001, outstanding stock options and warrants would have been anti-dilutive and are not applicable to this calculation.

     The impact of Statement 128 on the calculation of earnings per share is as follows:

	Year Ended December 31,

	2000	1999

BASIC:
Net Income (Loss) Available to Common Stockholders	$382,019	$354,792
Weighted Average Shares Outstanding	46,736,224	33,805,512
Basic Earnings (Loss) per Share	$0.01	$0.01
DILUTED:
Net Income (Loss) Available to Common Stockholders	$382,019	$354,792
Weighted Average Shares Outstanding	46,736,224	33,805,512
Net Effect of Dilutive Stock Options and Warrants Based on the Treasury Stock Method Using Average Market Price	544,586	1,859,519
Total Shares	47,280,810	35,665,031
Diluted Earnings per Share	$0.0100	$0.0100
Average Market Price of Common Stock	$0.9418	$0.4700
Ending Market Price of Common Stock	$0.2344	$0.9375

     The following table presents contingently issuable shares, options and warrants to purchase shares of common stock at 2000 and 1999 and those that were outstanding during 2001 which were not included in the computation of diluted loss per share because the impact would have been anti-dilutive:

	2001	2000	1999

Options	1,872,299	2,212,299	2,859,467
Warrants	2,100,000	2,520,000	2,730,000

Total	3,972,299	4,732,299	5,589,467

     Stock Option Plan - Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense using the fair-value-based method over the vesting period the fair value of all employee stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (Note 8).

     Impairment of Long-Lived Assets and Assets to be Disposed of - The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts of the assets exceed the fair value of the assets (see Notes 4). Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Segment Reporting - The Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), in June 1997. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. It replaces the “industry segment” concept of SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, with a “management approach” concept as to basis for identifying reportable segments. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company adopted SFAS 131 in December 1997. MDT is considered a discontinued operation as of September 1998. As of December 31, 2001, the Company has only one operating segment, DPI, the Company’s 3-D Audio Signal Processing business.

     Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Other Income (Expense), Net - Other income (expense) includes approximately $35,000 in gains on settlements of claims relating to its discontinued operation, MDT.

     Recently-Issued Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and certain intangible assets will no longer be amortized but will be subject to annual impairment tests. Other intangible assets with finite useful lives will continue to be amortized over their useful lives. We do not expect any effect on our financial position or results of operations from the adoption of these statements.

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. We do not expect any effect on our financial position or results of operations from the adoption of this statement.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. We do not expect any effect on our financial position or results of operations from the adoption of this statement.

     Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Fair Value of Financial Instruments - The fair and carrying values of cash equivalents, accounts receivable, accounts payable, short-term debt to a related party and accrued liabilities and those potentially subject to valuation risk at December 31, 2001 and 2000 approximated fair value due to their short maturity or nature.

     The fair values of notes payable to a related party at December 31, 2001 and 2000 are materially consistent with the related carrying values based on current rates offered to the Company for instruments with similar maturities.

     Discontinued Operation - In September 1998, the Board of Directors approved a plan to refocus corporate activities on the Company’s core audio business, Desper Products, Inc. In conjunction to this strategic refocusing, the Company permanently suspended operations of MDT and placed the business and its related patent portfolio up for sale.

(3) Property and Equipment

     Property and equipment, as of December 31, 2001 and 2000, consists of the following, net of a reserve for impairment loss in 1998 in accordance with application of SFAS 121:

	2001	2000

Office Computers, Software, Equipment and Furniture	$304,127	$268,799
Test Equipment	73,300	61,737
Tooling Equipment	45,539	49,514
Trade Show Booth and Demonstration Equipment	100,155	122,761
Automobiles	7,000	7,000
Leasehold Improvements	22,122	22,122

Total Property and Equipment	552,243	531,933
Less Accumulated Depreciation and Amortization	501,657	423,872

Property and Equipment, Net	$50,586	$108,061

(4) Intangible Assets

     Intangible assets, as of December 31, 2001 and 2000 consist of the following:

	2001	2000

Capitalized Patent, Trademarks and Technology Costs	$465,650	$489,911
Less Accumulated Amortization	209,924	187,122

Intangible Assets, Net	$255,726	$302,789

(5) Notes Payable to Related Parties

     The Company was indebted to the Desper Family Trust, a related party, in the amount of $112,500 at December 31, 2001. This amount bears interest at a fixed rate of 10% annually and is due on demand.

(6) Stockholders’ Equity

     During the year ended December 31, 2001, shares were issued or converted as follows:

     In 2001, the Company converted 15,000 shares of Series B Convertible Preferred Shares into 313,968 shares of common stock as per the terms of the December Transactions. In addition, warrants to purchase 5,000 shares of common stock were exercised in 2001, increasing stockholders’ equity by $1,000.

     During the year ended December 31, 2000, shares were issued or converted as follows:

     In the third quarter of 2000, the Company issued 55,000 shares of common stock to its law firm for services rendered. No other issuances or conversions occurred during the year ended December 31, 2000.

(7) Escrowed Performance Shares

     In December 1996, the Company accepted the terms outlined by the British Columbia Securities Commissions (“BCSC”) for the release of the Company’s 5,776,700 escrowed “Performance Shares” from Canadian Escrow into a new escrow arrangement with the Company. The overall modification was approved by the Company’s stockholders in August 1996. Under the revised arrangement, the Performance Shares will be released automatically as follows: 20% on June 22, 2000; 30% on June 22, 2001; and 30% on June 22, 2002. In addition to the automatic releases, Performance Shares can be released based on the cash flow release criteria contained in the original June 22, 1992 escrow agreement although, to maintain a stable market in the Company’s stock, in any year not more than 30% of the shares will be released, based on the cash flow criteria.

     Under the revised escrow arrangement, the Performance Shares will vest, provided the individual has not voluntarily terminated his/her relationship with the Company prior to applicable vesting dates.

     Based on the revised escrow arrangement, which primarily converts the escrow shares release from performance criteria to a time-based criteria, the Company recorded as compensation expense the excess of the fair market value of the 5,776,700 Performance Shares on the date the Company accepted the terms of the new escrow arrangement over the purchase price of such escrow shares.

     All of the Performance Shares are included in the issued and outstanding shares for the years ended December 31, 2001, 2000 and 1999.

(8) Stock Options

     In 1995, the Company adopted a stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to directors, officers and employees. The Plan authorizes grants of options to purchase authorized but unissued common stock up to 10% of total common shares outstanding at each calendar quarter, 4,740,694 as of December 31, 2001. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options have five-year terms and vest and become fully exercisable up to three years from the date of grant.

     At December 31, 2001, there were 2,868,395 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $0.29, $0.19, and $0.32, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2001- expected dividend yield 0%, risk-free interest rate of approximately 4.0%, expected volatility of 332% and an expected life of 5 years; 2000- expected dividend yield 0%, risk-free interest rate of approximately 5.0%, expected volatility of 654% and an expected life of 5 years; 1999- expected dividend yield 0%, risk-free interest rate of approximately 6.0%, expected volatility of 95% and an expected life of 3 years.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for the fair value of its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income (loss) would have been increased to the pro forma amounts indicated below:

	2001	2000	1999

NET INCOME (LOSS):
As Reported	$(240,107)	$382,019	$354,792
Pro Forma	$(341,130)	$245,119	$319,522
BASIC AND DILUTED LOSS:
As Reported	$(0.01)	$0.01	$0.01
Pro Forma	$(0.01)	$0.01	$0.01

     Pro forma net income (loss) reflects only options granted since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options’ vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     Stock option activity during the periods indicated is as follows:

		Weighted-Average
	Number	Exercise Price

Options outstanding at December 31, 1998	1,972,300	$1.515
Options granted	1,280,000	$0.316
Options exercised	(59,998)	$1.242
Options forfeited	(332,835)	$1.131

Options outstanding at December 31, 1999	2,859,467	$1.271

Options granted	400,000	$0.19
Options exercised	(648,001)	$0.69
Options forfeited	(399,167)	$1.92

Options outstanding at December 31, 2000	2,212,299	$1.13

Options granted	410,000	$0.29
Options exercised	(0)	$0.00
Options forfeited	(750,000)	$0.83

Options outstanding at December 31, 2001	1,872,299	$0.45

     At December 31, 2001, the number of options exercisable was 1,529,132 and the weighted-average exercise price of those options was $0.51.

(9) Warrants

     Warrant activity for the periods indicated below is as follows:

	Warrants	Warrant Price

Warrants outstanding at December 31, 1998	732,000	$1.11
Warrants issued	2,410,000	$0.60
Warrants exercised	0	$0.00
Warrants expired	(412,000)	$1.26

Warrants outstanding at December 31, 1999	2,730,000	$0.67
Warrants issued	0	$0.00
Warrants exercised	(210,000)	$0.12
Warrants expired	0	$0.00

Warrants outstanding at December 31, 2000	2,520,000	$0.72

Warrants issued	0	$0.00
Warrants exercised	(5,000)	$0.20
Warrants expired	(415,000)	$1.16

Warrants outstanding at December 31, 2001	2,100,000	$0.65

     All of the warrants granted in 1999 were issued in connection with private placements. At December 31, 2001, the number of warrants exercisable was 2,100,000 and expire in June 2002 (100,000) and December 2002 (2,000,000).

(10) Income Taxes

     The Company files a consolidated return for U.S. income tax purposes. Income tax expense for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999

State franchise tax	$2,864	$800	$800
Federal taxes	(0)	9,200	5,700

Total	$2,864	$10,000	$6,500

     Certain revenues received from customers in foreign countries are subject to withholding taxes that are deducted from outgoing funds at the time of payment. These taxes range from approximately 10% to 16.5% and are recorded as net foreign revenue.

     Income tax expense for the years ended December 31, 2001, 2000 and 1999 differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes primarily due to the generation of additional net operating loss carryforwards for which no tax benefit has been provided.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 is composed -of the following items:

Accrued expenses	$22,000
Depreciation and amortization	(17,000)
Net operating loss carryforwards	7,254,000

7,259,000
Less valuation allowance	(7,259,000)

Net deferred tax assets	$-0-

     The net change in the total valuation allowance for the year ended December 31, 2001 was $57,000, representing primarily the net operating losses in 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses, management believes it is more likely than not the Company will not realize the benefits of these deductible differences and has established a valuation allowance to fully reserve the deferred tax assets at December 31, 2001. Additionally, the ultimate realizability of net operating losses may be limited by change of control provisions under Section 382 of the Internal Revenue Code.

     At December 31, 2001, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $26,000,000 which are available to offset future Federal taxable income, if any, through 2013. Approximately $21,700,000 of these net operating loss carryforwards are subject to an annual limitation of approximately $1,000,000.

(11) Discontinued Operation

     On September 25, 1998, the Board of Directors determined that it would be unable to raise the necessary capital required to properly commercialize the MDT technology. Therefore, the Company ceased funding the operations of MDT and is actively seeking to sell the assets and technology. All employees of MDT have been terminated and the Company has vacated the MDT facilities.

     Based on this action, the Company is treating MDT as a discontinued operation. Accordingly, the balance sheet and statement of operations of MDT are not consolidated in the continuing operations of the Company, but rather are disclosed as Net Liabilities of Discontinued Operation and Loss From Discontinued Operation, respectively.

     The Net Liabilities of Discontinued Operation at December 31, 2001 are comprised of the following:

Accounts payable (representing primarily estimated legal fees)	$(100,000)
Net liabilities of discontinued operations	$(100,000)

(12) Commitments and Contingencies

     In February 1999, a complaint was filed in the Superior Court of Los Angeles County, Northwest District, by I.N. Associates, Inc., against the Company’s wholly owned subsidiary, MultiDisc Technologies, Inc. (“MDT”), alleging breach of contract and fraud, and claiming $499,954 in damages, attorneys fees, interest and the costs of suit. MDT has answered and denied the claims. The matter was subject to a mediation preceding in March 2000, and has been settled. The settlement specifies that I.N.

will be entitled to a cashless exercise of warrants for the 125,000 shares originally issued to them in 1997 and 1998, or a cash payment of $50,000 if the warrants remained unexercised. In January 2001, the cash payment was made and no further liabilities or contingencies exist.

     In connection with the downsizing of the Company, a number of employees were terminated and have filed, on various dates since the downsizing in 1998, various employment and compensation related claims with the various State labor authorities, all but two of which claims have either been settled or have been paid as of the date of this report. In February, 2000, an appeal was heard in the Superior Court of Orange County, California, relating to a claim filed by a former employee of MDT for back vacation pay and penalties. In March 2000, both parties agreed to dismiss the action as part of a settlement, which was not material to the financial statements for the period ended March 31, 2000. In July 2000, the Labor Commission of the State of California awarded $122,000 to a claimant arising from a claim for commissions over a three-year period. We appealed the order to the Superior Court of California, Santa Clara County, since, under California law, the Labor Commission order will have no effect on the court’s consideration of the matter. On October 27, 2000, the matter was settled by mutual release and payment in an amount which was not material to the financial statements of the Company for the period ended September 30, 2000. Two former officers and employees of MDT initiated proceedings before the Labor Commissioner in 2000 seeking amounts allegedly due under their employment agreements, which claims, if resolved in favor of the claimants, could be material to the financial statements of the Company. The Labor Commissioner has postponed those proceedings. In that action, the claimants filed a motion to strike the MDT complaint under the California “anti-Slapp” legislation. The Court rejected that motion and the litigation is in the discovery stages. Separately, MDT has initiated litigation in the Superior Court, Orange County seeking declaratory relief to bar the labor claims, as well as return of intellectual property and unspecified damages for breaches of the former officers’ and employees’ employment agreements. The two employees have filed for personal bankruptcy and as a result, the claims are inactive.

     Operating Lease Commitments

     The Company is obligated under several non-cancelable operating leases. Future minimum rental payments for all operating leases of approximately $77,000 through November 2002. Rent expense amounted to approximately $ 78,000, $115,000 and $140,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(13) Quarterly Financial Data (unaudited)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000:

	Quarter Ended

2001	March 31	June 30	September 30	December 31

Net Revenues	$426,081	$485,893	$302,665 (1)	$389,143
Gross Margin	$398,581	$444,803	$290,165	$373,450
Net Income (Loss)	$5,535	$(97,509)	$(175,320)	$27,187
Basic and Diluted Income (Loss) Per Share	$0.00	$(0.00)	$(0.00)	$0.00

(1)  The decrease in the three month revenues resulted primarily from adjustments to revenues accrued in the prior quarter for actual cash receipts. The Company’s policy is to accrue revenue based on estimates derived from historical and current information as available at the time of closing, since actual royalties are often reported after SEC financial reporting deadlines. Effective in the quarter ended June 30, 2001, the responsibility for the reporting and payment of royalties was transferred, by mutual agreement from one of the DSP foundry accounts to two manufacturers responsible for product integration. Previously, the DSP foundry had paid the royalties when it shipped the processors to the manufacturers. On April 1, 2001, the manufacturers became responsible and reported and paid the royalties only on shipment of the consumer electronic devices (DVD players). This shift in timing and reporting resulted in a decrease in second quarter royalties to the extent that the DSP foundry had paid for processor inventory shipments during the first quarter, which inventory was then incorporated by the manufacturers in the second quarter. In addition, the manufacturers did not provide the Company with timely inventory information and, in the absence of this information, the Company used historical estimates for the accruals. An adjustment of approximately $200,000 was made in the current quarter to reflect actual cash for the second quarter period.

	Quarter Ended

2000	March 31	June 30	September 30	December 31

Net Revenues	$505,650	$530,050	$630,129	$535,983
Gross Margin	$473,173	$464,461	$560,107	$455,854
Net Income (Loss)	$170,531	$112,044	$103,814	$(4,370)
Basic and Diluted Income (Loss) Per Share	$0.00	$0.00	$0.00	$(0.00)

SPATIALIZER AUDIO
LABORATORIES, INC.

The date of this prospectus is October 30, 2002.